DC
No Act
P.E. 12-27-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 27, 2007

RECD S.E.C.
MAR 0 6 2007
1086

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/27/2007

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2006

Dear Mr. English:

This is in response to your letters dated December 27, 2006, January 8, 2007, and January 17, 2007 concerning the shareholder proposal submitted to Great Plains by the Sierra Club. We also have received letters from the proponent dated January 9, 2007 and February 22, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

07047006

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: David E. Ortman
Chair, Shareholder Action Task Force
Sierra Club
c/o 7043 22nd Ave N.W.
Seattle, WA 98117

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

1143068

GREAT PLAINS ENERGY

RECEIVED

1934 Act, Section 14(a)
Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10)

December 27, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by David Ortman on Behalf of The Sierra Club

Ladies and Gentlemen:

On behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), I have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareholder proposal and statement of support submitted on behalf of The Sierra Club (the "Proponent") by Mr. David E. Ortman, the Proponent's representative ("Mr. Ortman"), for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. The proposal and supporting statement are collectively referred to as the "Proposal."

I respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. I am sending a copy of this letter to Mr. Ortman as formal notice of the Company's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal reads:

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a \$20 tax per ton of CO2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. The report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

P.O. BOX 418679 ▪ KANSAS CITY, MO 64141-9679 ▪ TEL 816.556.2200 ▪ WWW.KCPL.COM ▪ WWW.GREATPLAINSENERGY.COM

Description of the Company

The Company is a holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Its two operating subsidiaries are Kansas City Power & Light Company ("KCP&L"), an integrated regulated electric utility, and Strategic Energy, L.L.C. ("Strategic Energy"), which provides competitive electricity supply services in certain electricity markets that offer retail choice. KCP&L owns and operates electric generation, transmission or distribution facilities; Strategic Energy does not. Substantially all of the air emissions associated with the Company's consolidated operations are attributable to KCP&L operations.

Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2007 proxy materials because (i) the Proponent has not demonstrated its eligibility to submit the Proposal, (ii) the Proposal relates to the ordinary business operations of the Company, and (iii) the Company has substantially complied with the Proposal.

I. The Proponent Has Not Demonstrated Its Eligibility to Submit the Proposal.

Rule 14a-8(b) requires proponents to satisfy certain eligibility requirements in order to submit a proposal for inclusion in a company's proxy materials for a shareholder meeting. Rule 14a-8(b)(1) requires a proponent to be a security holder and to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the date the proponent submits the proposal. Rule 14a-8(b)(2) provides that the proponent bears the burden of demonstrating compliance with the eligibility requirements in Rule 14a-8(b)(1).

Mr. Ortman submitted the Proposal to the Company on behalf of the Proponent via e-mail on November 16, 2006. In a note preceding the Proposal, Mr. Ortman wrote that "[t]he proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting." <u>See</u> Exhibit A.

Because this statement did not demonstrate the Proponent's eligibility to submit the Proposal, and because the name of the Proponent did not appear in the Company's records as a shareholder of record, the Company sent a timely notice by email to Mr. Ortman on November 22, 2006, requesting verification of the Proponent's eligibility.[1] <u>See</u> Exhibit B. The Company received no electronic indication that the email was not delivered to Mr. Ortman's email address. In the notice, the Company requested information from the record holder of the Proponent's shares of Great Plains common stock in order to verify that the Proponent continuously held the required

[1] The Company is unaware of any authority or guidance holding that notices to proponents cannot be sent by email. Rule 14a-8 requires only that the notice must be "received" by the proponent. The Company also notes that in <u>Sky Financial Group, Inc.</u> (December 20, 2004), the company's Rule 14a-8 notices to the proponent were sent by email.

amount of common stock for at least one year as of November 16, 2006, the date the Proposal was submitted to the Company. The Company attached a copy of Rule 14a-8 to the notice. The Company also subsequently sent a copy of the notice by courier, which was delivered on November 30, 2006.

Mr. Ortman responded to the Company notice, which was sent by email on November 22, by registered mail postmarked on December 9, 2006 – 17 days after notice was sent to Mr. Ortman by email. See Exhibit C. Mr. Ortman's response was not postmarked or transmitted electronically within the 14 day period mandated by Rule 14a-8(f). The Staff has strictly construed and enforced the deadlines set out in the proxy rules, and has permitted companies to exclude proposals for which the proponents had not complied with those deadlines. See, e.g., Nationwide Financial Services, Inc. (Feb. 21, 2006) (granting relief where verification of share ownership was postmarked three days after 14 day response period expired).

Accordingly, the Proposal is excludable under Rule 14a-8(f).

II. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." Day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations.

The Proposal requests that Great Plains evaluate and report on the impact on its financial results, over a ten-year period, of a hypothetical tax related to CO_2 emissions. The Proponent's supporting statement repeatedly stresses the need for utilities, such as the Company, "to explicitly account for the financial risk associated with greenhouse gas emissions," to take into account their "current and future financial exposure" to a carbon tax, and to "begin planning to mitigate the financial impacts" of such a tax.

It is well established that proposals such as this, which seek an evaluation of risks or liabilities that a company faces, relate to ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). See, e.g., The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion in Asia and elsewhere); Xcel Energy, Inc. (Apr. 1, 2003) (granting relief where the proposal sought a report on the economic risks associated with past emissions of specified substances and the company's public stance regarding efforts to reduce such emissions and the economic benefits of committing to a substantial reduction of such emissions).

Further, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that:

"[t]o the extent that a proposal and supporting statement focus on the company engaging in

an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

I believe that the Proposal falls clearly within the guidance of Staff Legal Bulletin No. 14C as well as the Xcel line of letters because it relates to the Company's internal assessment of certain financial risks or liabilities that it may face – the impact on its financial results of a possible CO_2 tax resulting from the effects of its operations on the environment. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

III. The Company Has Substantially Complied with the Proposal

Rule 14a-8(i)(10) provides that a company may omit a proposal if the company "has already substantially implemented the proposal". The Company will issue, on or before December 31, 2006, an "Environmental Report Assessing the Impact of Carbon Dioxide Regulation on KCP&L's Comprehensive Energy Plan" (the "Environmental Report") that goes beyond the simplistic internal analysis called for by the Proposal, and believes the Proposal is excludable under this Rule. The Environmental Report will be publicly available on or before December 31, 2006, at www.kcpl.com.

In response to a shareholder proposal submitted last year by The City of New York Office of the Comptroller (which was subsequently withdrawn), the Company committed to prepare and make publicly available an environmental report no later than the end of this year. The Company agreed (i) to request and consider input from Ceres regarding the content of the report, (ii) to include data on past air emissions of sulfur dioxide, nitrogen oxide, carbon dioxide and mercury and to establish air emission goals for future years, (iii) to explicitly discuss carbon dioxide emissions from KCP&L generation facilities, including KCP&L's carbon dioxide profile, and how KCP&L's strategic planning addresses the effects associated with potential greenhouse gas emissions regulation, and (iv) to include an assessment of integrated gasification combined cycle technology with carbon capture and storage capability.

In 2004, KCP&L initiated a collaborative planning process that led to its Comprehensive Energy Plan (the "CEP"). Elements of the CEP include new coal and wind-powered electric generation, environmental retrofit projects, infrastructure improvements, and efficiency, affordability and demand response programs. The regulatory plan associated with the CEP was approved by KCP&L's state regulators in 2005.

As part of the Environmental Report, KCP&L examined whether changes in key drivers and uncertainties would lead to different recommendations than those contained in the CEP. The key drivers and uncertainties examined included revised projections of electricity demand, fuel prices and environmental allowance prices, updated capital and operating costs for new capacity

alternatives, and changes in tax laws. Fourteen different investment plans were evaluated. As the cost that future carbon dioxide regulations depends entirely on policy choices that have not yet been made (including whether the regulations will impose a tax), the Company believes that the arbitrary, fixed, carbon dioxide tax amount contained in the Proposal is inappropriate. Rather, reflecting the current uncertainty surrounding potential carbon dioxide prices, the Company developed four carbon dioxide price scenarios with different starting dates and escalation rates, and with starting prices between \$3/ton and \$22/ton (see Section 6.2 of the Environmental Report). Please note that the ranges of three of the carbon dioxide price scenarios do include the \$20/ton carbon tax referenced in the Proposal.

KCP&L evaluated the various investment plans based on their impact on rates charged to KCP&L customers. The specific criterion used was the present value of the revenue requirement that would recover all KCP&L's allowable costs, including a return on investment. The results of this analysis are contained in Section 7 and Appendix E of the Environmental Report. The analysis confirmed that the CEP remains the choice that provides electricity to customers at the lowest reasonable cost under all but one carbon dioxide price scenario.

In order to exclude a proposal on this basis, a company need prove only that the company has taken sufficient action to address the specific concerns raised by the proposal. See, e.g., Xcel, supra. Accordingly, the Proposal is excludable under Rule 14a-8(i)(10).

* * *

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the May 1, 2007 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

Enclosures

cc: Mr. David E. Ortman (w/encl.)

Exhibit A

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Thursday, November 16, 2006 4:29 PM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; todd.allen@kcpl.com
Subject: Great Plains - Shareholder Resolution

November 16, 2006

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2007 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting.

Please confirm receipt by return email.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

RESOLUTION FOR 2007 ANNUAL MEETING OF GREAT PLAINS ENERGY

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote

speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO_2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. This report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less.

We urge you to vote FOR this resolution.

English Mark

From: English Mark
Sent: Wednesday, November 22, 2006 3:18 PM
To: 'deortman@msn.com'
Subject: FW: Great Plains - Shareholder Resolution

Sierra_Club_11-21-06.pdf

Dear Mr. Ortman:

Please see the attached document responding to your November 16, 2006 email.

Regards,

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556- 2418 (fax)

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Thursday, November 16, 2006 4:29 PM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; todd.allen@kcpl.com
Subject: Great Plains - Shareholder Resolution

November 16, 2006

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2007 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting.

Please confirm receipt by return email.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

RESOLUTION FOR 2007 ANNUAL MEETING OF GREAT PLAINS ENERGY

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO_2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. This report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less.

We urge you to vote FOR this resolution.

GREAT PLAINS ENERGY

November 22, 2006

VIA E-MAIL (deortman@msn.com)

Mr. David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force c/o 7043 22nd Ave. N.W.
Seattle, WA 98117

Re: Shareholder Proposal of The Sierra Club

Dear Mr. Ortman:

This letter acknowledges receipt of your e-mail dated November 16, 2006 requesting that Great Plains Energy Incorporated include a resolution of The Sierra Club in its proxy statement for its 2006 annual meeting.

In order to have a proposal included in a company's proxy statement, the proponent must meet the eligibility and procedural requirements under rules of the Securities and Exchange Commission ("SEC") relating to shareholder proposals. One of those requirements is that the proponent show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000.00 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. The proposal you submitted did not include any of the required proof of The Sierra Club's ownership of the common stock of Great Plains Energy.

It appears that The Sierra Club may hold its shares through a brokerage firm or bank, as our records do not show that The Sierra Club is a record holder of common stock of Great Plains Energy. We do not have access to information that would allow us to verify that The Sierra Club meets the ownership requirement under the SEC's rules.

Therefore, please send me a record from The Sierra Club's brokerage firm or bank (or other nominee) verifying that The Sierra Club has continuously held the required amount of common stock of Great Plains Energy for at least the one-year period ending November 16, 2006. Please also send us evidence that you have been appointed as proxy for The Sierra Club.

Please send this information to me either by e-mail or regular mail at my e-mail or the mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or Great Plains Energy will be entitled to exclude the proposal of The Sierra Club from its proxy statement pursuant to the SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery.

P.O. Box 418679 ▪ Kansas City, MO 64141-9679 ▪ Tel 816.556.2200 ▪ www.kcpl.com ▪ www.greatplainsenergy.com

For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Sincerely,

Mark G. English
General Counsel and Assistant Corporate Secretary

Attachments

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your

proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

   2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

December 9, 2006

Mark G. English
General Counsel and Assistant Corporate Secretary
Great Plains Energy
P.O. Box 418679
Kansas City, MO
64141-9679

RE: Sierra Club Shareholder Proposal

Dear Mr. English:

I received your letter on November 29, 2006 requesting verification of the Sierra Club's continuous ownership for over a year of at least $2000 of Great Plains Energy stock from the November 16, 2006 date of our submission of a shareholder resolution, as well as my authorization from the Sierra Club to submit the proposal.

Enclosed please find a letter of Sierra Club stock ownership verification from Charles Schwab and a letter from the Sierra Club verifying authorization to submit the proposal.

Please continue to send any correspondence on this matter to me.

Sincerely,

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

charles SCHWAB

November 21, 2006

The Sierra Club Inc
Attn: Hamilton Leong
85 2nd St Floor 2
San Francisco, CA 94105

Account #: [redacted]
Questions: +1(800)472-9813 X67403

Important information about your recent request.

Dear Hamilton Leong,

I am writing at your request of November 20, 2006, to confirm the number of shares of Great Plains Energy (GXP) in an account for the benefit of The Sierra Club Inc. at Charles Schwab & Co. Inc.

The Sierra Club Inc. purchased 107 shares of Great Plains Energy (GXP) on 10/21/04. The Sierra Club Inc. has continuously held the 107 shares of GXP since 10/21/04.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, or if we can help in any other way, please call **Chris Melick** or any Client Service Specialist at the phone number above, 8:30 a.m. to 8:00 p.m. ET.

Sincerely,

Karen Smith
Team Manager
P.O. Box 52114
Phoenix, AZ 85072-2114

Post-it® Fax Note 7671	Date 11/28/06 # of pages ▶ 1
To David Ortman	From Sharon Tsiu
Co./Dept.	Co. Sierra Club
Phone #	Phone # (415) 977-5507
Fax # (206) 628-0514	Fax #

SIERRA CLUB
FOUNDED 1892

December 1, 2006

TO: Great Plains Energy, Inc.

This is to verify that David E. Ortman, Chair of our Corporate Accountability Committee's Shareholder Action Task Force, has been authorized by the Sierra Club to submit shareholder resolutions on behalf of the Sierra Club, including the shareholder resolution submitted to Great Plains Energy, Inc. on November 16, 2006. Please continue to direct correspondence to him: c/o 7043 22nd Ave N.W., Seattle, WA 98117.

Thank you.

Ruth Caplan, Chair
Sierra Club Corporate Accountability Committee &
Water Privatization Task Force
202-244-0561 phone
202-537-6045 fax
<rcaplan@igc.org>
3407 34th Place NW
Washington DC 20016
www.sierraclub.org/cac

David E. Ortman
Sierra Club - SATF
c/o 7043 22nd Ave N.W.
Seattle, WA 98117

CERTIFIED MAIL™

7006 2760 0002 7743 5774

SEATTLE WA 981
DEC 2006 PM

UNITED STATES POSTAL SERVICE

U.S. POSTAGE
PAID
SEATTLE, WA
98141
DEC 09, 06
AMOUNT
$4.64
00024491-04
0000
64141

RETURN RECEIPT REQUESTED

Mark G. English
General Counsel and Assistant Corporate
Secretary
Great Plains Energy
P.O. Box 418679
Kansas City, MO
64141-9679

64141+9679

GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10)

January 8, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by David Ortman on Behalf of The Sierra Club

Ladies and Gentlemen:

I have previously submitted a letter dated December 27, 2006, on behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the referenced Proposal from its 2007 proxy materials. As required by Rule 14a-8, a copy of such letter was provided to Mr. Ortman.

We received an email from Mr. Ortman on December 29, 2006, acknowledging that he had received the letter, and requesting an email version of the letter (Exhibit A). We responded to Mr. Ortman by email on January 3, 2007 (Exhibit B). Mr. Ortman replied by email on January 5, 2007 (Exhibit C), in which he states that he did not receive the November 22, 2006, Company email sending a notice requesting verification of the Proponent's eligibility (Exhibit D).

The Company has sent all emails, including the November 22, 2006, email, to Mr. Ortman using the deortman@msn.com email address – the address given in Mr. Ortman's initial email to us. That this is a valid email address is evidenced by Mr. Ortman's acknowledgement that he received the Company's January 3, 2007, email sent to that address. As stated in the December 27, 2006, request for a no-action letter, I received no electronic indication that the November 22, 2006, email was not delivered to Mr. Ortman's email address.

The Company's request for a no-action letter is based on three separate rules: Rule 14a-8(f) [failure to provide evidence of stock ownership within 14 days of Company notice]; Rule 14a-8(i)(7) [ordinary business operations]; and Rule 14a-8(i)(10) [substantial compliance]. Even if the Staff determines that the Proposal is not excludable under Rule 14a-8(f), the Company believes the Proposal is excludable under either of the other two cited Rules.

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the May 1, 2007 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

Enclosures

cc: Mr. David E. Ortman (w/encl.)

English Mark

From: DAVID E ORTMAN [deortman@msn.com]
Sent: Friday, December 29, 2006 10:47 AM
To: mark.english@kcpl.com
Cc: barbara.curry@kcpl.com
Subject: Sierra Club Shareholder Resolution

Mark G. English
General Counsel
Great Plains Energy, Inc.

I have received a copy of your letter to the SEC dated December 27, 2006 regarding the shareholder resolution submitted to Great Plains Energy by the Sierra Club.

I would appreciate receiving an e-mail version of this letter. Thank you.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117

English Mark

From: English Mark
Sent: Wednesday, January 03, 2007 10:11 AM
To: 'DAVID E ORTMAN'
Cc: barbara.curry@kcpl.com
Subject: RE: Sierra Club Shareholder Resolution

Sierra Club o-action submissi...

As requested.

Regards,

Mark G. English
Great Plains Energy
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556- 2418 (fax)

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Friday, December 29, 2006 10:47 AM
To: mark.english@kcpl.com
Cc: barbara.curry@kcpl.com
Subject: Sierra Club Shareholder Resolution

Mark G. English
General Counsel
Great Plains Energy, Inc.

I have received a copy of your letter to the SEC dated December 27, 2006 regarding the shareholder resolution submitted to Great Plains Energy by the Sierra Club.

I would appreciate receiving an e-mail version of this letter. Thank you.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117

GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10)

December 27, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by David Ortman on Behalf of The Sierra Club

Ladies and Gentlemen:

On behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), I have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareholder proposal and statement of support submitted on behalf of The Sierra Club (the "Proponent") by Mr. David E. Ortman, the Proponent's representative ("Mr. Ortman"), for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. The proposal and supporting statement are collectively referred to as the "Proposal."

I respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. I am sending a copy of this letter to Mr. Ortman as formal notice of the Company's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal reads:

> THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a \$20 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. The report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

P.O. Box 418679 ▪ KANSAS CITY, MO 64141-9679 ▪ TEL 816.556.2200 ▪ WWW.KCPL.COM ▪ WWW.GREATPLAINSENERGY.COM

Description of the Company

The Company is a holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Its two operating subsidiaries are Kansas City Power & Light Company ("KCP&L"), an integrated regulated electric utility, and Strategic Energy, L.L.C. ("Strategic Energy"), which provides competitive electricity supply services in certain electricity markets that offer retail choice. KCP&L owns and operates electric generation, transmission or distribution facilities; Strategic Energy does not. Substantially all of the air emissions associated with the Company's consolidated operations are attributable to KCP&L operations.

Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2007 proxy materials because (i) the Proponent has not demonstrated its eligibility to submit the Proposal, (ii) the Proposal relates to the ordinary business operations of the Company, and (iii) the Company has substantially complied with the Proposal.

I. The Proponent Has Not Demonstrated Its Eligibility to Submit the Proposal.

Rule 14a-8(b) requires proponents to satisfy certain eligibility requirements in order to submit a proposal for inclusion in a company's proxy materials for a shareholder meeting. Rule 14a-8(b)(1) requires a proponent to be a security holder and to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the date the proponent submits the proposal. Rule 14a-8(b)(2) provides that the proponent bears the burden of demonstrating compliance with the eligibility requirements in Rule 14a-8(b)(1).

Mr. Ortman submitted the Proposal to the Company on behalf of the Proponent via e-mail on November 16, 2006. In a note preceding the Proposal, Mr. Ortman wrote that "[t]he proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting." <u>See</u> Exhibit A.

Because this statement did not demonstrate the Proponent's eligibility to submit the Proposal, and because the name of the Proponent did not appear in the Company's records as a shareholder of record, the Company sent a timely notice by email to Mr. Ortman on November 22, 2006, requesting verification of the Proponent's eligibility.[1] <u>See</u> Exhibit B. The Company received no electronic indication that the email was not delivered to Mr. Ortman's email address. In the notice, the Company requested information from the record holder of the Proponent's shares of Great Plains common stock in order to verify that the Proponent continuously held the required

---

[1] The Company is unaware of any authority or guidance holding that notices to proponents cannot be sent by email. Rule 14a-8 requires only that the notice must be "received" by the proponent. The Company also notes that in <u>Sky Financial Group, Inc.</u> (December 20, 2004), the company's Rule 14a-8 notices to the proponent were sent by email.

amount of common stock for at least one year as of November 16, 2006, the date the Proposal was submitted to the Company. The Company attached a copy of Rule 14a-8 to the notice. The Company also subsequently sent a copy of the notice by courier, which was delivered on November 30, 2006.

Mr. Ortman responded to the Company notice, which was sent by email on November 22, by registered mail postmarked on December 9, 2006 – 17 days after notice was sent to Mr. Ortman by email. See Exhibit C. Mr. Ortman's response was not postmarked or transmitted electronically within the 14 day period mandated by Rule 14a-8(f). The Staff has strictly construed and enforced the deadlines set out in the proxy rules, and has permitted companies to exclude proposals for which the proponents had not complied with those deadlines. See, e.g., Nationwide Financial Services, Inc. (Feb. 21, 2006) (granting relief where verification of share ownership was postmarked three days after 14 day response period expired).

Accordingly, the Proposal is excludable under Rule 14a-8(f).

II. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." Day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations.

The Proposal requests that Great Plains evaluate and report on the impact on its financial results, over a ten-year period, of a hypothetical tax related to CO_2 emissions. The Proponent's supporting statement repeatedly stresses the need for utilities, such as the Company, "to explicitly account for the financial risk associated with greenhouse gas emissions," to take into account their "current and future financial exposure" to a carbon tax, and to "begin planning to mitigate the financial impacts" of such a tax.

It is well established that proposals such as this, which seek an evaluation of risks or liabilities that a company faces, relate to ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). See, e.g., The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion in Asia and elsewhere); Xcel Energy, Inc. (Apr. 1, 2003) (granting relief where the proposal sought a report on the economic risks associated with past emissions of specified substances and the company's public stance regarding efforts to reduce such emissions and the economic benefits of committing to a substantial reduction of such emissions).

Further, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that:

"[t]o the extent that a proposal and supporting statement focus on the company engaging in

an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

I believe that the Proposal falls clearly within the guidance of Staff Legal Bulletin No. 14C as well as the Xcel line of letters because it relates to the Company's internal assessment of certain financial risks or liabilities that it may face – the impact on its financial results of a possible CO_2 tax resulting from the effects of its operations on the environment. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

III. The Company Has Substantially Complied with the Proposal

Rule 14a-8(i)(10) provides that a company may omit a proposal if the company "has already substantially implemented the proposal". The Company will issue, on or before December 31, 2006, an "Environmental Report Assessing the Impact of Carbon Dioxide Regulation on KCP&L's Comprehensive Energy Plan" (the "Environmental Report") that goes beyond the simplistic internal analysis called for by the Proposal, and believes the Proposal is excludable under this Rule. The Environmental Report will be publicly available on or before December 31, 2006, at www.kcpl.com.

In response to a shareholder proposal submitted last year by The City of New York Office of the Comptroller (which was subsequently withdrawn), the Company committed to prepare and make publicly available an environmental report no later than the end of this year. The Company agreed (i) to request and consider input from Ceres regarding the content of the report, (ii) to include data on past air emissions of sulfur dioxide, nitrogen oxide, carbon dioxide and mercury and to establish air emission goals for future years, (iii) to explicitly discuss carbon dioxide emissions from KCP&L generation facilities, including KCP&L's carbon dioxide profile, and how KCP&L's strategic planning addresses the effects associated with potential greenhouse gas emissions regulation, and (iv) to include an assessment of integrated gasification combined cycle technology with carbon capture and storage capability.

In 2004, KCP&L initiated a collaborative planning process that led to its Comprehensive Energy Plan (the "CEP"). Elements of the CEP include new coal and wind-powered electric generation, environmental retrofit projects, infrastructure improvements, and efficiency, affordability and demand response programs. The regulatory plan associated with the CEP was approved by KCP&L's state regulators in 2005.

As part of the Environmental Report, KCP&L examined whether changes in key drivers and uncertainties would lead to different recommendations than those contained in the CEP. The key drivers and uncertainties examined included revised projections of electricity demand, fuel prices and environmental allowance prices, updated capital and operating costs for new capacity

alternatives, and changes in tax laws. Fourteen different investment plans were evaluated. As the cost that future carbon dioxide regulations depends entirely on policy choices that have not yet been made (including whether the regulations will impose a tax), the Company believes that the arbitrary, fixed, carbon dioxide tax amount contained in the Proposal is inappropriate. Rather, reflecting the current uncertainty surrounding potential carbon dioxide prices, the Company developed four carbon dioxide price scenarios with different starting dates and escalation rates, and with starting prices between \$3/ton and \$22/ton (see Section 6.2 of the Environmental Report). Please note that the ranges of three of the carbon dioxide price scenarios do include the \$20/ton carbon tax referenced in the Proposal.

KCP&L evaluated the various investment plans based on their impact on rates charged to KCP&L customers. The specific criterion used was the present value of the revenue requirement that would recover all KCP&L's allowable costs, including a return on investment. The results of this analysis are contained in Section 7 and Appendix E of the Environmental Report. The analysis confirmed that the CEP remains the choice that provides electricity to customers at the lowest reasonable cost under all but one carbon dioxide price scenario.

In order to exclude a proposal on this basis, a company need prove only that the company has taken sufficient action to address the specific concerns raised by the proposal. See, e.g., Xcel, supra. Accordingly, the Proposal is excludable under Rule 14a-8(i)(10).

* * *

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the May 1, 2007 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

Enclosures

cc: Mr. David E. Ortman (w/encl.)

Exhibit A

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Thursday, November 16, 2006 4:29 PM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; todd.allen@kcpl.com
Subject: Great Plains - Shareholder Resolution

November 16, 2006

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2007 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting.

Please confirm receipt by return email.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

RESOLUTION FOR 2007 ANNUAL MEETING OF GREAT PLAINS ENERGY

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote

speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. This report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less.

We urge you to vote FOR this resolution.

English Mark

From: DAVID E ORTMAN [deortman@msn.com]
Sent: Friday, January 05, 2007 1:14 AM
To: Mark.English@kcpl.com
Cc: barbara.curry@kcpl.com
Subject: RE: Sierra Club Shareholder Resolution

TO: Mark English

Thank you. This is also to confirm receipt of your e-mail and attachment below. As you will see from our response to the SEC, I do not have any record of receiving an e-mail from Great Plains on November 22nd. I thought perhaps a spam filter might have nailed it, but that would not explain why the message and attachment below showed up in my inbox without any trouble. Just thought you should know.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117

==

>From: English Mark <Mark.English@kcpl.com>
>To: "'DAVID E ORTMAN'" <deortman@msn.com>
>CC: barbara.curry@kcpl.com
>Subject: RE: Sierra Club Shareholder Resolution
>Date: Wed, 3 Jan 2007 10:10:44 -0600
>
>As requested.
>
>Regards,
>
>Mark G. English
>Great Plains Energy
>1201 Walnut
>Kansas City, MO 64106
>(816) 556-2608
>(816) 556- 2418 (fax)
>
>
>-----Original Message-----
>From: DAVID E ORTMAN [mailto:deortman@msn.com]
>Sent: Friday, December 29, 2006 10:47 AM
>To: mark.english@kcpl.com
>Cc: barbara.curry@kcpl.com
>Subject: Sierra Club Shareholder Resolution
>
>
>Mark G. English
>General Counsel
>Great Plains Energy, Inc.
>
>I have received a copy of your letter to the SEC dated December 27, 2006
>regarding the shareholder resolution submitted to Great Plains Energy by
>the
>
>Sierra Club.
>
>I would appreciate receiving an e-mail version of this letter. Thank you.
>

>David E. Ortman
>Sierra Club
>Corporate Accountability Committee
>Chair, Shareholder Action Task Force
>c/o 7043 22nd Ave N.W.
>Seattle, WA 98117
>
>

><< SierraClubno-actionsubmission.pdf >>

EXHIBIT D

English Mark

From: English Mark
Sent: Wednesday, November 22, 2006 3:18 PM
To: 'deortman@msn.com'
Subject: FW: Great Plains - Shareholder Resolution

Sierra_Club_11-21-06.pdf

Dear Mr. Ortman:

Please see the attached document responding to your November 16, 2006 email.

Regards,

Mark G. English
General Counsel and Assistant Secretary
Great Plains Energy
1201 Walnut
Kansas City, MO 64106
(816) 556-2608
(816) 556- 2418 (fax)

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Thursday, November 16, 2006 4:29 PM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; todd.allen@kcpl.com
Subject: Great Plains - Shareholder Resolution

November 16, 2006

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2007 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting.

Please confirm receipt by return email.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

RESOLUTION FOR 2007 ANNUAL MEETING OF GREAT PLAINS ENERGY

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO_2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. This report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less.

We urge you to vote FOR this resolution.

GREAT PLAINS ENERGY

November 22, 2006

VIA E-MAIL (deortman@msn.com)

Mr. David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force c/o 7043 22nd Ave. N.W.
Seattle, WA 98117

Re: Shareholder Proposal of The Sierra Club

Dear Mr. Ortman:

This letter acknowledges receipt of your e-mail dated November 16, 2006 requesting that Great Plains Energy Incorporated include a resolution of The Sierra Club in its proxy statement for its 2006 annual meeting.

In order to have a proposal included in a company's proxy statement, the proponent must meet the eligibility and procedural requirements under rules of the Securities and Exchange Commission ("SEC") relating to shareholder proposals. One of those requirements is that the proponent show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000.00 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. The proposal you submitted did not include any of the required proof of The Sierra Club's ownership of the common stock of Great Plains Energy.

It appears that The Sierra Club may hold its shares through a brokerage firm or bank, as our records do not show that The Sierra Club is a record holder of common stock of Great Plains Energy. We do not have access to information that would allow us to verify that The Sierra Club meets the ownership requirement under the SEC's rules.

Therefore, please send me a record from The Sierra Club's brokerage firm or bank (or other nominee) verifying that The Sierra Club has continuously held the required amount of common stock of Great Plains Energy for at least the one-year period ending November 16, 2006. Please also send us evidence that you have been appointed as proxy for The Sierra Club.

Please send this information to me either by e-mail or regular mail at my e-mail or the mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or Great Plains Energy will be entitled to exclude the proposal of The Sierra Club from its proxy statement pursuant to the SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery.

For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Sincerely,

Mark G. English
General Counsel and Assistant Corporate Secretary

Attachments

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your

proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

    1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

    2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

    3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

    1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

    2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

SIERRA CLUB
FOUNDED 1892

January 9, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
WA D.C. 20549

RE: Great Plains Energy Incorporated: Opposition to Omission of Shareholder Proposal Submitted by the Sierra Club

Dear SEC:

The following is a response to the December 27, 2006 letter from Great Plains Energy requesting that no action be taken by the Securities and Exchange Commission if they omit the Sierra Club's shareholder resolution (see enclosed). We appreciate the opportunity to respond. First, Great Plains complains that the Sierra Club failed to provide verification of ownership within 14 days from receiving the company's request.

Under Rule 14a-8(f):

> (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification.

Great Plains alleges that notification in writing of any procedural or eligibility deficiencies includes notification via e-mail. While the Rule does not specify how notification is to occur, the Rule states that the proponent's response "must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification."

Great Plains alleges that they e-mailed such notification to me on November 22, 2006. By my signature below I affirm under penalty of perjury that I received no e-mail in my inbox from Great Plains for that date or any other date in November, 2006.[1] The Rule 14a-8(f) is not a sender's rule. It is a receiver's rule and the date I received the company's notification was upon receipt of its written notification delivered by FedEx on November 30, 2006. The Sierra Club's response providing verification of ownership was received by Great Plains (return-receipt requested) on December 12, 2006, within the 14 days required. Thus, the Sierra Club has complied with Rule 14a-8(f).

Second, Great Plains Energy argues that day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations. We believe that global warming and related carbon emissions are significant social policy issues (see enclosed list of recent global warming studies). The supporting statement reports that the PUC in California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions. The Sierra Club resolution calls for a straight forward financial analysis of the impact to the company of a $20 tax per ton of CO2. Corporations should be prepared to analyze the impacts of emerging significant social and environmental policies on the corporation and shareholders. This should include being prepared to analyze the impacts of new emerging tax polices.

In the past, the SEC staff have refused to allow corporations to hide behind Rule 14a-8(i)(7) (a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations"). SEC staff have previously refused to allow a company to omit a resolution calling for a postponement in the expansion of a gold/copper milling operations, ending a corporation's cooperation with a foreign government's military, and allowing independent environmental monitoring of the corporations operations by non-governmental organizations. *See* Freeport-McMoRan Copper & Gold (Feb. 10, 1997) (refusing to allow company to omit the proposal under [then] rule 14a-8(c)(7) as ordinary business). Similarly, the imposition of a new energy tax would not be the company's ordinary business, it would be something new, something outside its ordinary business.

We believe that we meet the requirements to file a shareholder proposal and that our proposal does not fall within ordinary business operations. We believe that Great Plains shareholders have the right to cast an advisory ballot on this resolution. The SEC should notify Great Plains that it may not omit the Sierra Club's resolution.

Sincerely,

David E. Ortman
Chair, Shareholder Action Task Force
Sierra Club
c/o 7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

Encl. Great Plains Letter (dated December 27, 2006) RE: Omission of Sierra Club Resolution
Great Plains Letter (dated November 22, 2006) (received November 30, 2006)
RE: Request for verification
Global Warming List of Studies

cc: Great Plains Energy

1

As Great Plains' letter to the SEC dated December 27, 2006 (p. 2) admits, Great Plains has no proof of delivery of its alleged e-mail: "The Company received no electronic indication that the email was not delivered to Mr. Ortman's email address." There are numerous reasons that could result in non-delivery of an e-mail message other than an incorrect e-mail address. For example, on December 31, 2006, I received the following notification via a separate e-mail address account:

```
------------------------- Original Message ---------------------------
Subject: failure notice
From:    MAILER-DAEMON@integra2.integra.net
Date:    Sun, December 31, 2006 5:33 pm
To:      tph@driscoll-hunter.com
--------------------------------------------------------------------------

Hi. This is the qmail-send program at integra2.integra.net.
I'm afraid I wasn't able to deliver your message to the following addresses.
This is a permanent error; I've given up. Sorry it didn't work out.

<deortman@msn.com>:
Connected to 65.54.244.40 but sender was rejected.
Remote host said: 550 Command rejected for policy reasons. For
troubleshooting information, go to http://postmaster.msn.com
```

I have no more explanation as to why the above e-mail was not delivered than I have for why Great Plains' e-mail was not delivered.

December 1, 2006

TO: Great Plains Energy, Inc.

This is to verify that David E. Ortman, Chair of our Corporate Accountability Committee's Shareholder Action Task Force, has been authorized by the Sierra Club to submit shareholder resolutions on behalf of the Sierra Club, including the shareholder resolution submitted to Great Plains Energy, Inc. on November 16, 2006. Please continue to direct correspondence to him: c/o 7043 22nd Ave N.W., Seattle, WA 98117.

Thank you.

Ruth Caplan, Chair
Sierra Club Corporate Accountability Committee &
Water Privatization Task Force
202-244-0561 phone
202-537-6045 fax
<rcaplan@igc.org>
3407 34th Place NW
Washington DC 20016
www.sierraclub.org/cac

charles SCHWAB

November 21, 2006

The Sierra Club Inc
Attn: Hamilton Leong
85 2nd St Floor 2
San Francisco, CA 94105

Account #: 87690836
Questions: +1(800)472-9813 X67403

Important information about your recent request.

Dear Hamilton Leong,

I am writing at your request of November 20, 2006, to confirm the number of shares of Great Plains Energy (GXP) in an account for the benefit of The Sierra Club Inc. at Charles Schwab & Co. Inc.

The Sierra Club Inc. purchased 107 shares of Great Plains Energy (GXP) on 10/21/04. The Sierra Club Inc. has continuously held the 107 shares of GXP since 10/21/04.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, or if we can help in any other way, please call **Chris Melick** or any Client Service Specialist at the phone number above, 8:30 a.m. to 8:00 p.m. ET.

Sincerely,

Karen Smith
Team Manager
P.O. Box 52114
Phoenix, AZ 85072-2114

Post-it® Fax Note 7671	Date 11/28/06 # of pages ▶ 1
To David Ortman	From Sharon Tsiu
Co./Dept.	Co. Sierra Club
Phone #	Phone # (415)977-5507
Fax # (206) 628-0514	Fax #

Exhibit A

-----Original Message-----
From: DAVID E ORTMAN [mailto:deortman@msn.com]
Sent: Thursday, November 16, 2006 4:29 PM
To: barbara.curry@kcpl.com; gloria.rodriguez@kcpl.com; todd.allen@kcpl.com
Subject: Great Plains - Shareholder Resolution

November 16, 2006

Barbara Curry
Corporate Secretary
Great Plains Energy, Inc.

Dear Secretary Curry:

The Sierra Club hereby submits the following resolution in accordance with SEC Rule 14a for publication in the company's proxy statement in conjunction with the company's 2007 annual meeting. The proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting.

Please confirm receipt by return email.

David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force
c/o 7043 22nd Ave N.W.
Seattle, WA 98117
(206) 789-6136

RESOLUTION FOR 2007 ANNUAL MEETING OF GREAT PLAINS ENERGY

Whereas, Great Plains Energy, by operating coal burning power plants, is emitting millions of tons of CO_2 annually, which is a greenhouse gas, and

Whereas scientific evidence of global warming has become increasingly accepted, and,

Whereas public understanding of global warming has become increasingly heightened in recent years, and

Whereas public concern pertaining to global warming has been greatly increased by the severity of hurricanes Katrina and Rita, and

Whereas the CEO of Duke Energy Corporation, Paul Anderson, has publicly called for a mandatory national carbon tax in order to ensure that financial impacts are distributed appropriately as the nation take steps to reduce the carbon intensity of our economy, in his keynote

speech to about 700 civic and business leaders at the Charlotte Business Journal's annual Power Breakfast April 7, 2005, and

Whereas the Public Utilities Commission of the State of California has issued a ruling requiring large electric utilities to explicitly account for the financial risk associated with greenhouse gas emissions by incorporating costs of between $8 and $25 per ton of CO_2 emissions in their long range planning for electric generation capacity decisions to ensure that California will be fully appraised of the potential costs associated with carbon emissions, and

Whereas extensive legislation has been introduced at the state and federal level aimed at reducing emissions of CO_2 from US corporations.

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO_2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. This report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Discussion: We believe that incorporating a carbon tax estimate in the long range electric generation capacity planning of the company is in the financial interest of Great Plains Energy's shareholders, who will be well served by a rigorous analysis of the company's current and future financial exposure to enactment of a carbon tax. We also believe that Great Plains Energy must begin planning to mitigate the financial impacts of a carbon tax on the company. Contingency planning for a carbon tax is critical for Great Plains Energy's financial future, and full coverage of the carbon tax exposure should be required in the company's annual reports. Great Plains shareholders deserve no less.

We urge you to vote FOR this resolution.

U.S. Environmental Protection Agency

Global Warming

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The following sources are provided as a service to those seeking additional views, information, articles, and publications related to the potential impacts of global warming. Views and positions advocated within these articles and publications do not necessarily reflect those of the U.S. Environmental Protection Agency.

General | Birds | Fish | Mammals | Parks | Other
Data Sources for State Specific Impacts

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General

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Bond, W. J. 1995. Effects of global change on plant-animal synchrony: implications for pollination and seed dispersal in Mediterranean habitats. Ecological Studies 117: 181-202.

Bond, W. J. and D. M. Richardson. 1990. What can we learn from extinctions and invasions about the effects of climate change? South African Journal of Science 86(7-10): 429-433. Conference on Geosphere--Biosphere Change in Southern Africa.

Dobson, A., A. Jolly, and D. Rubenstein.1989. The greenhouse effect and biological diversity. Trends Ecol. Evol. 4(3): 64-68.

Elmes, G. W. and A. Free. 1994. Climate change and rare species in Britain. ITE Research Publication 8: 1-28.

Fagre, Daniel B., Peter L. Comanor, Joseph D. White, F. Richard Hauer, and Steven W. Running. 1997. Watershed responses to climate change at Glacier National Park. Journal of the American Water Resources Association 33 (4).

Fagre, Daniel B. Glacier Monitoring in Glacier National Park EXIT disclaimer U.S.G.S. Glacier Field Station, April 6, 1999.

Fraser, William. 1997. Is warming trend hurting penguins? *Science* 276:1790

Graham, R.W. and E.C. Grimm.1990. Effects of global climate change on the patterns of terrestrial biological communities. Trends Ecol. Evol. 5(9): 289-292.

Hall, M.H.P. 1994. Predicting the impact of climate change on glacier and vegetation distribution in Glacier National Park to the Year 2100. Master's Thesis, State University of New York, Syracuse, New York.

Herman, T. B. and F. W. Scott. 1992. Global change at the local level: assessing the vulnerability of vertebrate species to climatic warming. Pages 353-367 *in*: Science and the Management of Protected

Areas. J. H. M. Willison, S. Bondrupnielsen, C. Drysdale, T. B. Herman, N. W. P. Munro and T. L. Pollock (eds.). New York: Elsevier Science Publ B V.

Hoffmann, A.A., and M.W. Blows. 1993. Evolutionary genetics and climate change: will animals adapt to global warming? *In*: Biotic Interactions and Global Change. P. M. Kareiva, J. G. Kingsolver and R. B. Huey (eds.). Sunderland, MA: Sinauer Associates.

Holt, R.D. 1990. The microevolutionary consequences of climate change. Trends Ecol. Evol. 5: 311-317.

Intergovernmental Panel on Climate Change. 1996. Climate Change 1995: The Science of Climate Change. New York: Cambridge University Press.

Intergovernmental Panel on Climate Change. 1996. Impacts, Adaptation, and Mitigation of Climate Change: Scientific-Technical Analyses. New York: Cambridge University Press.

Intergovernmental Panel on Climate Change. 2001. Summary for Policymakers, IPCC WGI Third Assessment Report. Geneva.

Johnston, K. M. and M. D. Schmitz. 1997. Wildlife and climate change: assessing the sensitivity of selected species to simulated doubling of atmospheric CO_2. Global Change Biology 3: 531-544.

Jutro, P. R. 1991. Biological diversity, ecology, and global climate change. Environmental Health Perspectives. 96: 167-170.
Kadlecek, M. 1991. Global climate change could threaten U.S. wildlife. Conservationist 46(1): 54-55.

La Roe, T. 1991. The effects of global climate change on fish and wildlife resources. Trans. North Am. Wildl. Nat. Resour. Conf. 56: 171-176.

Lester, R. T. and J. P. Myers. 1991. Double jeopardy for migrating wildlife. Pp. 119-133 *in* R. L. Wyman (ed.). Global climate change and life on earth. Chapman and Hall: New York.

National Assessment Synthesis Team. 2000. Climate Change Impacts on the United States: The Potential Consequences of Climate Variability and Change. New York: Cambridge University Press.

National Snow and Ice Data Center. 2001. State of the Cryosphere. EXIT disclaimer National Snow and Ice Data Center 2000.

Reid, W. V. and M. C. Trexler. 1992. Responding to potential impacts of climate change on U.S. coastal biodiversity. Coastal Management 20(2): 117-142.

Rind, D., R. Goldberg, J. Hansen, C. Rosenzweig, and R. Ruedy. 1990. Potential evapotranspiration and the likelihood of future drought. J. Geophys. Res. 95:998310004.

Root, T. 1997. How to approach assessing climate impacts on animals. Pages 203-206 *in* S. J. Hassol and J. Katzenberger (eds.). Elements of Change 1996, Aspen Global Change Institute, Aspen, CO.
Root, T. L. and S. H. Schneider. 1993. Can large-scale climatic models be linked with multiscale ecological studies? Conservation Biology 7(2): 256-270.

Serreze, M.C., J.E. Walsh, F.S. Chapin, T. Osterkamp, M. Dyurgerov, V. Romanovsky, W.C. Oeschel, J. Morison, T. Zhang, and R.G. Barry. 2000. Observational evidence of recent change in the northern high-latitude environment. *Climatic Change* 46 (1-2):159-207.

Shepherd, Andrew, Duncan J. Wingham, Justin A. D. Mansley, and Hugh F. J. Corr. 2001. Inland thinning of Pine Island Glacier, West Antarctica. *Science* 291 (5505):862-864.

Stirling, Ian, Nicholas J. Lunn, and John Iacozza. 1999. Long term trends in population ecology of polar bears in western Hudson Bay in relation to climatic change. *Arctic* 52 (3):294-306.

Stott, P. 1994. Climate change and its implications for the terrestrial vertebrate fauna. Transactions of the

Royal Society of South Australia 118(1-2): 59-68.

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Birds

Anonymous.1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Ball, T. 1983. The migration of geese as an indicator of climate change in the southern Hudson bay region between 1715 and 1851. Climatic Change 5(1): 85-93.

Bean, M. J. 1989. Waterfowl and climate change: a glimpse into the twenty-first century. Orion 8(2): 22-27.

Berthold, P. 1991. Patterns of avian migration in light of current global 'greenhouse' effects: a Central European perspective. Pp. 780-786 *in* B. D. Bell, R. O. Cossee, J. E. C. Flux, B. D. Heather, R. A. Hitchmough, C. J. R. Robertson and M. J. Williams (eds.). Acta XX Congressus Internationalis Ornithologici. Wellington, New Zealand: New Zealand Ornithological Trust.

Bethke, R.W. and T. D. Nudds. 1995. Effects of climate change and land use on duck abundance in Canadian prairie-parklands. Ecological Applications 5(3): 588-600.

Boersma, P.D. 1998. Population trends of the Galapagos penguin: impacts of El Niño and La Nina. Condor 100: 245-253.

Botkin, D. B., D. A. Woodby and R. A. Nisbet. 1991. Kirtland's Warbler habitats: a possible early indicator of climatic warming. Biological Conservation 56(1): 63-78.

Brown, R. G. B.1991. Marine birds and climatic warming in the northwest Atlantic. Canadian Wildlife Service Occasional Paper 68: 49-54.

Burger, J. 1990. Seabirds, tropical biology and global warming: are we missing the ark? Colonial Waterbirds 13(2): 81-84.

Crick, H. Q. P., C. Dudley, D. E. Glue and D. L. Thompson. 1997. U.K. birds are laying their eggs earlier. Nature 388: 526.

Dean, R. 1993. The Red Lark in the greenhouse world. African Wildlife 47(5): 211, 213-214.

Ens, et al. 1996. Effects of climate change on bird migration strategies along the East Atlantic flyway. Institute for Forestry and Nature Research, the Netherlands.

Fraser, W. et al. 1992. Increases in Antarctic penguin populations: reduced competition with whales or a loss of sea ice due to environmental warming. Polar Biology 11: 525-531.

Huntley, B. 1995. Plant species' response to climate change: implications for the conservation of European birds. Ibis 137 (SUP. 1): S127-S138.

Jarvinen, A. 1994. Global warming and egg size of birds. Ecography 17(1): 108-110.

Koskimies, P. 1981. The expansion of the Great Reed Warbler (Acrocephalus arundinaceus) into Finland. Ornis Fennica 58(4): 151-158.

Larson, D. L. 1994. Potential effects of anthropogenic greenhouse gases on avian habitats and populations in the northern Great Plains. American Midland Naturalist 131(2): 330-346.

Larson, D. L. 1995. Effects of climate on numbers of northern prairie wetlands. Climatic Change 30: 169-180.

Mason, C. F. 1995. Long-term trends in the arrival dates of spring migrants. Bird Study 42(3): 182-189.

Meekes, H. T. H. M. 1991. The possible impact of climate change on the avian community of dune ecosystems. Landscape Ecology 6(1-2): 99-103.

Oglesby, R. T. and C. R. Smith. 1995. Climate change in the northeast. Pages 390-391 *in* E. T. LaRoe, G. S Farris, C. E. Puckett, P. D. Doran and M. J. Mac (eds.). Our living resources: a report to the nation on the distribution, abundance, and health of U.S. plants, animals, and ecosystems. U.S. Department of the Interior, National Biological Service, Washington, DC.

Nott, M.P., DeSante, D.F., Siegel, R.B., and P. Pyle. 2002. Influences of the El Niño/Southern Oscillation and the North Atlantic Oscillation on avian productivity in forests of the Pacific Northwest of North America. Global Ecology and Biogeography 11:333-342.
Poiani, K. A., and W. C. Johnson. 1991. Global warming and prairie wetlands: potential consequences for waterfowl habitat. Bioscience 41: 611-618.

Price, J. T. 1995. Potential impacts of global climate change on the summer distributions of some North American grassland birds. Ph.D. Dissertation, Wayne State University, Detroit, MI. UMI number: 9613516.

Price, J. T. In press. Potential impacts of climate change on the summer distributions of some North American grassland birds. U.S.G.S. Technical Report.

Rodenhouse, N.L. 1992. Potential effects of climatic change on a neotropical migrant landbird. Conservation Biology 6(2): 263-272.

Root, T.L. 1993. Effects of global climate change on North American birds and their communities. *In* P. M. Kareiva, J. G. Kingsolver and R. B. Huey (eds.). Biotic Interactions and Global Change. Sunderland, MA: Sinauer Associates.

Root, T. L. 1994. Scientific/philosophical challenges of global change research: a case study of climatic changes on birds. Proceedings of the American Philosophical Society 138(3): 377-384.

Root, T. L. and J. D. Weckstein. 1995. Changes in winter ranges of selected birds, 1901-89. Pages 386-389 *in* E. T. LaRoe, G. S Farris, C. E. Puckett, P. D. Doran and M. J. Mac (eds.). Our living resources: a report to the nation on the distribution, abundance, and health of U.S. plants, animals, and ecosystems. U.S. Department of the Interior, National Biological Service, Washington, DC.

Serventy, D. L. 1977. The use of data on the distribution of birds to monitor climatic changes. Emu 77(4): 162-166.

Tramer, E. J. 1992. Global warming: an imminent threat to birds? Living Bird 11(2): 8-12.

Veit, R. et al. 1997. Apex marine predator declines 90% in association with changing oceanic climate. Global Change Biology 3: 23-28.

Whitehead, P. J., D. M. J. S. Bowman, and S. C. Tidemann. 1992. Biogeographic patterns, environmental correlates and conservation of avifauna in the Northern-Territory, Australia. Journal of Biogeography 19(2): 151-161.

Williamson, K. 1975. Birds and climatic change. Bird Study 22: 143-164.

Return to Impacts Page

Fish, Fisheries and Aquatic Ecosystems

Alexander, V. 1992. Arctic Marine Ecosystems. Pages 221-233 *in* R. L. Peters and T. E. Lovejoy (eds.). Global Warming and Biological Diversity. Yale University Press, New haven, CT.

Anonymous. 1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Carpenter, S. R., S. G. Fisher, N. B. Grimm and J. F. Kitchell. 1992. Global change and freshwater ecosystems. Annual Review of Ecology and Systematics 23: 119-139.

Environmental Protection Agency. 1995. Ecological impacts from climate change: an economic analysis of freshwater recreational fishing. U.S. Environmental Protection Agency Policy, Planning and Evaluation Report #220-R-95-004. Washington, DC.

Francis, R. C. and T. H. Sibley. 1991. Climate change and fisheries: what are the real issues? Northwest Environmental Journal 7(2): 295-308.

Minns, C. K. and J. E. Moore. 1992. Predicting the impact of climate change on the spatial pattern of freshwater fish yield capability in eastern Canadian lakes. Climatic Change 22(4): 327-346.

Murawski, S. A. 1993. Climate change and marine fish distributions: forecasting from historical analogy. Transactions of the American Fisheries Society 122(5): 647-658.

Neitzel, D. A., M. J. Scott, S. A. Shankle and J. C. Chatters. 1991. The Effect of climate change on stream environments: the salmonid resource of the Columbia River Basin. The Northwest Environmental Journal 7 (2): 271-294.

Ray, G. C., B. P. Hayden, A. J. Bulger Jr. and M. G. McCormick-Ray. 1992. Effects of global warming on the biodiversity of coastal-marine zones. Pages 91-105 *in* R. L. Peters and T. E. Lovejoy (eds.). Global Warming and Biological Diversity. Yale University Press, Newhaven, CT.

Scott, D. and M. Poynter. 1991. Upper temperature limits for trout in New Zealand and climate change. Hydrobiologia 222: 147-151.

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Mammals

Anonymous. 1992. The cumulative effects of natural land subsidence, induced land subsidence (from hydrocarbon withdrawal) and increasing sea levels due to global climate change will alter wetland and aquatic habitats in the Mackenzie Delta and result in changes in the distribution and abundance of waterfowl, fish and muskrat. Environmental Studies (Ottawa) 69: 197-202.

Cameron, G. C. and D. Scheel. 1993. A GIS model of the effects of global climate change on mammals. Geocarto International 4: 19-32.

Chown, S. L. and V. R. Smith. 1993. Climate change and the short-term impact of feral house mice at the sub-Antarctic Prince Edward Islands. Oecologia 96(4): 508-516.

Frey, J. K. 1992. Response of a mammalian faunal element to climatic changes. Journal of Mammalogy 73 (1): 43-50.

Gunn, A. and T. Skogland. 1997. Responses of caribou and reindeer to global warming. Ecological Studies 124: 189-200.

Fisher, S., K. Hanley, J. Lonsdale, K. Nelson and A. Thornton. 1994. Under fire: environmental threats and extinction of the world's cetaceans. Environmental Investigation Agency, London and Washington, DC. p. 33.

Lavigne, D. M. and O. J. Schmitz. 1990. Global warming and increasing population densities: a prescription for seal plagues. Marine Pollution Bulletin 21(6): 280-284.

McDonald, K. A. and J. H. Brown. 1992. Using montane mammals to model extinctions due to global change. Conservation Biology 8(3): 409-415.

Ramsey, M. A. 1995. Global environmental change: an involuntary ecological experiment with polar bears as a subject. Occasional Papers of the IUCN Species Survival Commission 10: 190.

Reeves, R. R. 1991. Speculations on the impact of global warming on aquatic mammals. Pages 19-23 *in* S. Taylor (ed.). They're not saved yet. Proceedings of the American Cetacean Society, fourth biennial conference, Monterey, California, November 9-11, 1990. American Cetacean Society, San Pedro, California.

Scheel, D., T. L. S. Vincent and G. N. Cameron. 1996. Global warming and the species richness of bats in Texas. Conservation Biology 10(2): 452-464.

Shvarts, E. A., S. V. Pushkaryov, V. G. Krever and M. A. Ostrovsky. 1995. Geography of mammal diversity and searching for ways to predict global changes in biodiversity. Journal of Biogeography 22: 907-914.

Skaggs, R. W. and W. J. Boeklen. 1996. Extinctions of montane mammals reconsidered: putting a global-warming scenario on ice. Biodiversity and Conservation 5(6): 759-778.

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Parks

Malcolm, J. R. and A. Markham. 1997. Climate Change Threats to National Parks and Protected Areas in the United States and Canada. World Wildlife Fund, Washington, DC.

Parsons, D. J. 1991. Planning for climate change in national parks and other natural areas. Northwest Environmental Journal 7(2): 255-269.

Peters, R. L. and J. D. S. Darling. 1985. The greenhouse effect and nature reserves. Bioscience 35: 707-717.

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Other (Insects, Amphibians, Reptiles, Invertebrates)

Adler, T. 1994. Climate change may make insects winners. Science News. 145(15): 230.

Austin, J.D. and J.E. Hillerton. 1995. Modelling the population of Hydrotaea irritans using a cohort-based system. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Beebee. 1995. Amphibian breeding and climate. Nature 374: 219-220.

Brooks, S. J. 1995. The response of chironomidae (Diptera) faunas to climate change. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Brown, V. C. 1995. Insect herbivores and gaseous air pollutants — current knowledge and predictions. In: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Burton, J. F. 1975. The effects of recent climatic changes on British insects. Bird Study 22: 203-204.

Cammell, M. E. and J. D. Knight. 1992. Effects of climate change on the population dynamics of crop pests. Advances in Ecological Research 22:
117-162.

Coope, G. R. 1995. The effects of Quaternary climatic changes in insect populations: lessons from the past. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Davenport, J. 1989: Sea turtles and the greenhouse effect. British Herpetological Society Bulletin 29: 11-15.

Davis, A. J., L. S. Jenkinson, J. H. Lawton, B. Shorrocks and S. Wood. 1995. Global warming, population dynamics and community structure in a model insect assemblage. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Dennis, R. L. H., and T. G. Shreeve. 1991. Climatic change and the British butterfly fauna: opportunities and constraints. Biol. Conserv. 55: 1-16.

Docherty, M. 1996. Does man play dice with the environment? Insect-tree interactions and environmental change. Antenna 20(3): 105-109.

Eggleton, P. and D. E. Bignell. 1995. Monitoring the response of tropical insects to change in the environment: troubles with termites. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Farrow, R. A. 1991. Implications of potential global warming on agricultural pests in Australia. Bulletin OEPP (Organisation Europeenne Et Mediterraneenne Pour La Protection Des Plantes) 21(3): 683-696.

Farrow, R. A. and R. B. Floyd. 1995. Effects of changing land use on eucalypt dieback in Australia in relation to insect phytophagy and tree re-establishment. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Fleming, R. A. and G. M. Tatchell. 1995. Shifts in flight periods of British aphids: a response to climate warming? *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Fleming, R. A., Volney, W. J. A. 1995. Effects of climate change on insect defoliator population processes in Canada's boreal forest: some plausible scenarios. Water, Air, and Soil Pollution 82(1-2): 445- 454.

Fleming, R. A. 1996. A mechanistic perspective of possible influences of climate change on defoliating insects in North America's boreal forests. Silva Fennica 30(2-3): 281-294.

Grainger, J. N. R. 1992. The probable effects of climate change on invertebrate growth and reproduction with particular reference to Ireland. Invertebrate Reproduction & Development 22(1-3): 239-244.

Halbert, S. E., M. D. Jennings, C. B. Cogan, S. S. Quisenberry and J. B. Johnson.1995. Potential use of suction trap collections of aphids as indicators of plant biodiversity. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Harrington, R., J. S. Bale and G. M. Tatchell.1995. Aphids in a changing climate. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Herman, T. B. and F. W. Scott. 1992. Assessing the vulnerability of amphibians to climatic warming. Canadian Wildlife Service Occasional Paper 76: 46-49.

Hopkin, S.P. 1995. Deficiency and excess of essential and non-essential metals in terrestrial insects. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Hughes, J. M. and K. A. Evans. 1996. Global warming and pest risk assessment. Aspects of Applied Biology 45: 339-342.

Janzen, F. J. 1994. Climate change and temperature-dependent sex determination in reptiles. Proceedings of the National Academy of Sciences, U.S.A. 91: 7487-7490.

Jenkinson, L. S., A. J. Davis, S. Wood, B. Shorrocks and J. H. Lawton. 1996. Not that simple: global warming and predictions of insect ranges and abundances — results from a model insect assemblage in replicated laboratory ecosystems. Aspects of Applied Biology 45: 343-348.

Kiritani, K. 1991. Potential impacts of global warming on insects. Insectarium 28(7): 212-223.

Kozar, F. 1992. Recent changes in the distribution of insects and the global warming. Internationales Symposium Ueber Entomofaunistik in Mitteleuropa 13: 406-413.

Lawton, J. H. 1995. The response of insects to environmental change. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Lines, J. 1995. The effects of climatic and land-use changes on the insect vectors of human disease. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Luff, M. L. and I. P. Woiwod.1995. Insects as indicators of land-use change: a European perspective, focusing on moths and ground beetles. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Mawdsley, N. A. and N. E. Stork. 1995. Species extinctions in insects: ecological and biogeographical considerations. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Parmesan, C. 1996. Climate and species range. Nature 382: 765-766.

Parsons, P. A. 1989. Conservation and global warming: a problem in biological adaptation to stress. Ambio 18(6): 322-325.

Phadke, K. G. and S. Ghai. 1994. Effect of global warming on insect populations and crop damage. Shashpa 1(2): 75-80.

Pinder, L. C. V. and D. J. Morley. 1995. Chironomidae as indicators of water quality — with a comparison of the chironomid faunas of a series of contrasting Cumbrian Tarns. <I>In</I>: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Port, G. R., K. Barrett, E. Okello and A. Davison. 1995. Gaseous air pollutants — can we identify critical loads for insects? *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Porter, J. H., M. L. Parry and T. R. Carter. 1991. The potential effects of climatic change on agricultural insect pests. Agric. For. Meteorol. 57: 221-240.

Porter, J. 1995. The effects of climate change on the agricultural environment for crop insect pests with particular reference to the European corn borer and grain maize. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Raloff, J. 1996. Butterfly displaced by climate change? Science News 150(9): 135.

Rogers, D.J. 1995. Remote sensing and changing distribution of tsetse flies in Africa. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Rogers, D. J. and S. E. Randolph. 1993. Distribution of tsetse and ticks in Africa: past, present and future. Parasitology Today 9: 266-271.

Samways, M. 1995. Southern hemisphere insects: their variety and the environmental pressures upon them. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Scholtz, C. H. and K. Krüger. 1995. Effects of Ivermectin residues in cattle dung on dung insect communities under extensive farming conditions in South Africa. *In*: Harrington, R. and N. E. Stork (eds.).

Insects in a changing environment. Academic Press, London.

Solbreck, C. 1993. Predicting insect faunal dynamics in a changing climate — a northern European perspective. Pages 176-185 *In:* J. I. Holten, G. Paulsen and W. C. Oechel (eds.). Impacts of climatic change on natural ecosystems with emphasis on boreal and arctic/alpine areas. Norwegian Institute for Nature Research, Trondheim.

Sparks and Yates. 1997. The effect of spring temperature on the appearance date of British butterflies. Ecography 20: 368-374.

Sutherst. R. W. 1991. Pest risk analysis and the greenhouse effect. Reviews in Agric. Entomology 79: 1177-1187.

Sutherst, R.W., G. F. Maywald and D. B. Skarrat. 1995. Predicting insect distributions in a changed climate. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Usher, M. B. 1995. A world of change: land-use patterns and arthropod communities. *In:* Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Watt, A.D., J. B. Whittaker, M. Docherty, G. Brooks, E. Lindsay and D.T. Salt. 1995. The impact of elevated atmospheric CO_2 on insect herbivores. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Weiss, S. B. and D. D. Murphy. 1990. Montane butterfly distributions and the potential impact of global warming. Wings 15(1): 3-7.

Whittaker, J. B.; Tribe, N. P. 1996. An altitudinal transect as an indicator of responses of a spittlebug (Auchenorrhyncha: Cercopidae) to climate change. European Journal of Entomology 93(3): 319.

Williams, D.W. and A. M. Liebhold. 1995. Potential changes in spatial distribution of outbreaks of forest defoliators under climate change. *In*: Harrington, R. and N. E. Stork (eds.). Insects in a changing environment. Academic Press, London.

Williams, D. W. and A. M. Liebhold. 1995. Herbivorous insects and global change: potential changes in the spatial distribution of forest defoliator outbreaks. Journal of Biogeography 22: 665-671.

Williams, D. W. and A. M. Liebhold. 1995. Forest defoliators and climatic change: potential changes in spatial distribution of outbreaks of western spruce budworm (Lepidoptera: Tortricidae) and gypsy moth (*Lepidoptera: Lymantriidae*). Environmental Entomology 24(1): 1-9.

Global Warming

Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Pumping Up the Volume

EIA, *Emissions of Greenhouse Gases in the United States 2004*
(December 2005)
EIA, *Annual Energy Outlook 2006*
(December 2005)

Global warming pollution emitted in the United States reached the highest level ever recorded in 2004, according to an Energy Information Administration (EIA) report released in December. This stands in stark contrast to the White House's assertion at the Montreal global warming talks just two weeks earlier that their voluntary policies were having a significant effect on emissions. Total emissions of heat-trapping gases grew by 139 million tons from 2003 to 2004, which represents a 2 percent increase. Transportation emissions grew by 3.1 percent, the largest jump since 1990. Overall 2004 emissions were 16 percent higher than just 15 years ago. Based on current policies, the EIA projects that these trends will only continue, leading to a further 38 percent increase in emissions by 2030.

- For more information: EIA greenhouse gas report; EIA Annual Energy Outlook 2006

Hotter and Hotter

J. Hansen et al., GISS Surface Temperature Analysis
(December 18, 2005)
World Meteorological Organization (WMO) Statement on the Status of the Global Climate in 2005
(December 15, 2005)

Global temperature data covering the meteorological year from December 2004 through November 2005 show 2005 tied with 1998 as the hottest year on record. The year 2005 continues the clear global warming trend of the last several decades by equaling the record warmth of 1998 without a boost from El Nino, which in 1998 added extra heat from the ocean to the earth's surface. The 10 warmest years on record have now all occurred since 1990.

- For more information: Hansen report; WMO statement

Arctic Meltdown
C. Monnett, J.S. Gleason, and L.M. Rotterman. Presentation at the Society for Marine Mammalogy 16th Biennial Conference on the Biology of Marine Mammals
(December 12-16, 2005)
J. T. Overpeck, et al., Eos*Eos* 86, 309
(August 23, 2005)
National Snow and Ice Data Center press release
(September 28, 2005)
D.M. Lawrence and A.G. Slater, Geophysical Research Letters 32, L24401
(December 17, 2005)

A December 2005 report, drawn from aerial photographs taken in Alaska, showed that pola bears are literally drowning due to the loss of Arctic ice from global warming. Forced to swim long distances when the sea ice off the north coast of Alaska retreated a record 160 miles, at least four polar bears, and perhaps as many as 40, drowned in September 2004. Arctic ice retreat set another record in 2005, marking the fourth year in a row of record or near-record minimum Arctic sea ice extent, leading researchers at the National Snow and Ice Data Center and the University of Washington to conclude that "Arctic sea ice is likely on an accelerating, long-term decline." A comprehensive review by leading Arctic scientists concurred, finding that the Arctic is on a trajectory toward becoming ice-free in summer during this century. Permafrost on land is also melting at an alarming rate. New simulations that include permafrost dynamics in a global climate model project that with continued rapid growth of global warming pollution, two-thirds of the northern hemisphere's near-surface permafrost (to a depth of 11 feet) would melt by 2050 and more than 90 percent would melt by the end of the century.

- For more information: NSIDC press release

It's the Heat *and* the Humidity
B. Soden, et al., *Science* **310**, 841
(November 4, 2005)
EIA, *Annual Energy Outlook 2006*
(December 2005)

Water vapor traps more heat than any other constituent of the atmosphere. In contrast to carbon dioxide and other global warming pollutants, however, the amount of water vapor in the atmosphere is not significantly influenced by direct emissions from human sources. Rather, it is determined by the balance between evaporation from the earth's surface and rainfall. Recent satellite measurements confirm that this balance tends to keep global average relative humidity (the amount of water vapor in the atmosphere relative to the maximum amount it can hold) nearly constant. Because warmer air can hold more water, this implies that global warming results in an increase in the amount of heat trapped by water vapor, fueling additional warming. This constitutes a powerful positive feedback mechanism which approximately doubles the direct heating from adding carbon dioxide to the atmosphere, according to climate models.

Some global warming naysayers, most notably Richard Lindzen of the Massachusetts Institute of Technology, had questioned the water vapor feedback mechanism, speculating that atmospheric circulation patterns in the tropics could dry, rather than moisten, the upper troposphere. If this were true, a given increase in heat-trapping pollution would produce far less global warming than projected by current climate models. Lindzen's tropospheric drying hypothesis, however, is clearly rejected by the study made by Brian Soden of the University of Miami and colleagues at the University of Colorado, Princeton and the National Oceanic and Atmospheric Administration (NOAA). Using satellite measurements of infrared radiation originating from water vapor in the upper troposphere, these researchers found that the amount of water vapor in that critical zone increased between 1982 and 2004, in accordance with climate model simulations. The results are consistent with constant relative humidity and inconsistent with Lindzen's suggestion of upper tropospheric drying. This finding eliminates what was perhaps the most fundamental challenge to mainstream global warming projections.

The Core of the Problem
U. Siegenthaler et al., *Science* 310, 1313
(November 25, 2005)

Air bubbles trapped in Greenland and Antarctic ice sheets provide the most detailed record of the composition of the earth's atmosphere going back thousands of years. New results from the European ice coring project in Antarctica extend the record back to 650,000 years before the present and confirm that the current atmospheric carbon dioxide concentration o 380 parts per million (ppm) is much higher than anything on record. The relative abundance of different oxygen isotopes in the ice also provides a global temperature indicator. These data reveal that temperature and CO2 concentrations have been closely coupled during the entire period, with CO2 concentrations averaging 180 ppm during ice ages and 260 ppm to 280 ppm during warmer interglacial periods. The CO2 concentration never exceeded 300 ppm until humans began burning billions of tons of fossil fuels.

- For more information: *Science* Magazine, article abstract

Putting a Fine Point on Climate Extremes
Diffenbaugh et al., *Proceedings of the National Academy of Sciences* **102**, 15774
(November 1, 2005)

Global warming projections are usually described in terms of increases in global mean temperature, but the largest impacts may come from extreme events, such as severe storms, heat waves and droughts. By their very nature, extreme events are hard to study and predict precisely because they are relatively rare and because they can be influenced by local factors, such as terrain and snow pack. New research by scientists at Purdue University and the Abdus Salam International Center for Theoretical Physics overcomes some of these challenges by using a high resolution regional model driven by large scale conditions calculated by a global model. This approach allowed the scientists to double both the resolution and the time period of their simulation compared with previous studies. All parts of the United States would experience at least a doubling in the frequency of extremely hot days (defined as hotter than 95 percent of days in the current climate), with the Southwest being particularly hard hit with up to 100 additional extremely hot days each year. The frequency of extremely wet days would also increase, with the Pacific Northwest expected to see the largest effect. Unfortunately, the increase in heavy rains would not necessarily make more water available for hydropower or irrigation because natural and engineered reservoirs are often overwhelmed by severe storms. Moreover, both the Northwest and the Gulf Coast would also see an increase in the number of dry days, giving truth to the old adage: When it rains, it pours.

- For more information: PNAS website, article abstract

More Players on the Hockey Team
E. R. Wahl and C.M. Ammann, *Robustness of the Mann, Bradley, Hughes Reconstruction of Surface Temperatures: Examination of Criticisms Based on the Nature and Processing o Proxy Climate Evidence*, Climate Change
(forthcoming)

New reconstructions of the earth's temperature for the last 1000 years confirm that the last several decades are most likely the warmest such period not just of the last century, but of the entire millennium. Thermometer readings with adequate global coverage are only available for about the last 150 years, so scientists have to rely on "proxy" records, such as tree rings, ice cores, and the distribution of plant pollen, to extrapolate back in time. This is accomplished using complicated statistical techniques, with increasing uncertainty the further back you go. Nonetheless, several independent groups of researches have reached similar conclusions. Their results resemble a hockey stick with the blade pointing up and to the right -- in other words, global temperatures were relatively steady for about 900 years and then turned up sharply during the 20th Century (see figure). This strongly reinforces the conclusion from other evidence (see, e.g., "smoking gun" above) that recent global warming is due to heat-trapping pollution.

Global warming naysayers, however, have singled out one analysis -- that of Mann, Bradley and Hughes, 1998 -- for attack. They claim that these researchers made statistical errors and inappropriately excluded certain data from their analysis. The charges were repeated in the Wall Street Journal and in a letter to the researchers from Joe Barton, Chairman of the powerful House Energy and Commerce Committee. Barton's letter reads more like an inquisition than an open minded investigation, and objections have been registered by the President of the National Academy of Sciences, the Executive Director of the American Association for the Advancement of Science, and Barton's Republican colleague Sherwood Boehlert, Chairman of the House Science Committee, among others. Most importantly, Mann et al.'s findings have recently been validated -- and those of their critics rejected -- by scientists at the National Center for Atmospheric Research. It remains to be seen whether naysayers will continue to face off against the hockey team or aim at a new target.

- For more information: The National Center for Atmospheric Research and the UCAR Office of Programs

Satellite and Surface Temperature Records Reconciled
C.A. Mears and F.J. Wentz, *Science*
(August 11, 2005)
A. Revkin, "Errors Cited in Assessing Climate Data," *New York Times*
(August 12, 2005)

A puzzling discrepancy among different approaches to measuring global warming was resolved when scientists discovered an error in previous calculations used to correct satellite temperature readings for gradual drift in when they were taken in the diurnal cycle. Global warming naysayers had long pointed to satellite-based temperature measurements published by two scientists at the University of Alabama as evidence that there was great uncertainty about global warming. These measurements appeared to show that the earth's atmosphere was warming far more slowly than the earth's surface, contrary to the expectations of climate scientists and the predictions of climate models used to forecast the effects of increases in heat-trapping pollution. Scientists at Remote Sensing Systems reanalyzed the raw satellite data and found that the lower atmosphere is actually warming slightly faster than the surface, in agreement with theory and models. These scientists found that the previous analysis of the satellite data had inaccurately corrected for changes in the satellites' measurement time due to decay of their orbit. The diurnal temperature cycle of warmer temperatures during the day and cooler temperatures at night means that a gradual change in measurement time introduces a spurious temperature trend that must be removed from the data. The University of Alabama scientists have now acknowledged that they made a mistake and have adjusted their data series, making it much more in line with other results.

- For more information: *Science* Magazine

Warm Seas Fuel More Destructive Storms
K. Emanuel, *Nature* (online)
(July 31, 2005)
P. Webster et al., *Science* 309: 1844;
(September 16, 2005)

An eerily prophetic paper, published one month before Hurricane Katrina slammed into the Gulf Coast, found that the destructive power of hurricanes is increasing along with ocean temperatures. Climate models predict that global warming will make hurricanes stronger, but most studies of the hurricane record do not reveal a clear pattern. A new analysis by hurricane expert Kerry Emanuel of MIT, however, found that a measure of the total destructive potential of hurricanes has increased markedly during the last 30 years. Emanuel combined information on storm duration with wind speed records to calculate the "power dissipation index." This index is strongly correlated with sea surface temperatures and has nearly doubled during the last 30 years in the Atlantic and Pacific basins. While natural cycles in the pattern of ocean circulation likely played a role, Emanuel attributes at least part of the increase to global warming.

Peter Webster and colleagues at the Georgia Institute of Technology and the National Center for Atmospheric Research reached a similar conclusion when they independently examined the intensity of hurricanes in the Atlantic, Pacific and Indian oceans over the last 35 years. These researchers also did not see a trend in the total number of hurricanes or tropical storms, but they did see a dramatic rise in the number of the most severe category 4 and 5 storms. Both the total number of these extremely dangerous storms and the percentage of total storms in these categories increased in every ocean basin. The total number of such storms jumped from 171 in the period from 1975 to 1989, to 269 storms between 1990 and 2004; at the same time the proportion of storms in the strongest categories went from 20 percent to 35 percent.

- For more information: *Nature* Magazine; *Science* Magazine

Science Academies Call for Prompt Action
(June 7, 2005)

In the run up to the Gleneagles G8 Summit in early July 2005, 11 national science academies (all G8 nations plus China, India and Brazil) stated that "The scientific understanding of climate change is now sufficiently clear to justify nations taking prompt action." The statement on global warming called on world leaders to acknowledge that the threat of climate change is clear and increasing, to recognize that delayed action will increase the risk of adverse effects and likely increase costs, to identify cost-effective steps that can be implemented to substantially reduce global greenhouse gas emissions, to develop and deploy clean energy technologies along with approaches to energy efficiency, and to work with developing nations to enable them to develop innovative solutions for mitigating and adapting to climate change.

- For more information: Joint science academies' statement

Ocean Warming -- The Smoking Gun of Global Warming
J. Hansen et al., *Science* 2005 308:1431;
(April 28, 2005)
T.P. Barnett et al., *Science* 2005 309:284;
(June 2, 2005)

New precise measurements of the accumulation of heat in the earth's ocean confirm that heat-trapping pollution is the primary cause of global warming. Two research teams, led by scientists at the Scripps Institution for Oceanography and NASA's Goddard Institute for Space Studies, reached the same conclusion independently. Their measurements show that not only are the earth's land and ocean surfaces warming, but that the heating has penetrated more than 1000 feet into the oceans' depth. These observations clear away any question of whether the warming trend seen in surface readings could be a spurious result of changes in land use and weather station locations. They can only be explained as the result of the thickening blanket of heat-trapping pollution in the atmosphere, which causes the earth to retain excess energy from the sun. The NASA group quantified this energy imbalance (0.85 plus or minus 0.15 watts per square meter of the earth's surface, or more than 100 times the output of all electric power plants in the world) and found that it closely matched the imbalance predicted by their climate model. "This energy imbalance is the 'smoking gun' that we have been looking for" according to Jim Hansen, director of the NASA Goddard Institute for Space Studies and the lead author of one of the studies.

- For more information: *Science* Magazine

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Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Impacts of a Warming Arctic: Arctic Climate Impact Assessment
Arctic Council
(November 2004)

The Arctic is warming almost twice as fast as the rest of the world, with significant impacts apparent now, according to a major new four-year study conducted by an international tean of 300 scientists. The Arctic Climate Impact Assessment found that in Alaska, western Canada and eastern Russia average winter temperatures have increased as much as 4 degrees to 7 degrees Fahrenheit in the past 50 years. Inuit elders are reporting that huntinc has become more difficult and dangerous due to less reliable sea-ice conditions. Even the most conservative estimates project that Arctic sea ice during the summer will decline by 5(percent by the end of this century, with some models showing near-complete disappearance of summer sea ice. This is very likely to have devastating consequences for polar bears and some species of seals, as well as for local people for whom these animals are a primary food source. Changes being observed in the Arctic now are a bellwether for the rest of the world and have global implications: More sunlight is absorbed by open water and bare ground than by shiny sea ice and snow, and melting glaciers will accelerate sea-level rise.

- For more information: Arctic Climate Impact Assessment website

Melting Ice Caps
Thomas et al., *Science* 2004 306: 255-258
(October 8, 2004)
Rignot et al., *Geophysical Research Letters*, Vol. 31, No. 18, L18401
(September 22, 2004)
Scambos et al., *Geophysical Research Letters*, Vol. 31, No. 18, L18402
(September 22, 2004)

Reports from Earth's poles paint a disturbing picture of global warming and indicate that vast ice sheets in Greenland and Antarctic are vulnerable to collapse. The latest satellite images produced by NASA's Josefino Comiso show that perennial Arctic sea ice has declined by more than 20 percent since 1979. The minimum ice extent seen on September 11, 2004 was similar to the minimum seen in 2003 and only slightly larger than the record low ice extent seen in 2002. At the other pole, NASA and University of Colorado researches found that the break up of the Larsen B ice shelf in 2002 led to a significant acceleration of West Antarctic glaciers flowing into the Weddell Sea. On the other side of West Antarctica researchers also found that glaciers flowing into the Amundsen Sea have sped up considerably during the last decade. Together these findings show that the melting of West Antarctic glaciers is accelerating sea level rise and increase concern that the West Antarctic ice sheet could collapse, raising sea levels by as much as 20 feet over a few centuries.

- For more information: Science Magazine; *Geophysical Research Letters*

Impact of Global Warming on Hurricane Intensity
Knutson and Tuleya, *Journal of Climate* Vol. 17, No. 18
(September 15, 2004)

As Floridians continue to dig out after being struck by a record four hurricanes in one year, many people are wondering whether global warming is playing a role. Scientists know that warm sea surface temperatures provide the energy source for tropical storms, but many other factors influence whether hurricanes form and which way they go. While scientists disagree about what role, if any, global warming played in 2004's extraordinary hurricane season, a new study by researchers at NOAA's Princeton laboratory shows clearly that global warming will increase the intensity of hurricanes over time. Using a version of NOAA's hurricane prediction model, the scientists created 648 virtual hurricanes under current climate conditions and an equal number under climate conditions projected for 2080 by nine different global climate models. Comparing the results, they found that global warming would increase hurricane intensity (measured as central pressure drop) by 8 to 16 percent, with rainfall increasing by 12 to 26 percent within 60 miles of the storm center. These increases correspond to about one-half of a category on the five-step Saphir-Simpson scale. This means that if the frequency of tropical cyclones remains the same, global warming would result in a significant increase in the most destructive Category 5 storms. Meanwhile, sea level rise due to global warming will push shorelines inland by 400 feet or more in low-lying areas, making storm surges even more damaging.

- For more information: full study (Adobe Acrobat file)

Emissions Pathways, Climate Change, and Impacts on California
Hayhoe et al., *Proceedings of the National Academy of Sciences*
(August 2004)

Unmitigated global warming would have severe consequences for the Golden State according to a comprehensive study published in the Proceedings of the National Academy of Sciences. If emissions of heat-trapping pollution follow a fossil-fuel intensive pathway, by the end of this century Los Angeles would see 600 to 1,000 additional heat-related deaths per year, the Sierra Nevada snowpack would decline by 70 percent to 90 percent, and excessive temperatures and summer water shortages would harm California's $30 billion agricultural industry. This is bad news not just for Californians, but also for everyone who enjoys the fruit of their vines; the quality of California wine grapes would be degraded by excessive temperatures during ripening. The good news, according to the study, is that the most severe consequences of global warming can be avoided by acting now to limit emissions of heat-trapping gases.

- For more information: *Proceedings of the National Academy of Sciences*

Stabilization Wedges: Solving the Climate Problem for the Next 50 Years with Current Technologies
S. Pacala and R. Socolow, *Science* 2004 305: 968-972
(August 13, 2004)

The good news about global warming is that we know how to stop it. A recent analysis by Princeton University scientists shows that by deploying already available technologies it is possible to prevent a doubling of carbon dioxide in the atmosphere during the next 50 years and avoid the most dangerous threats from global warming. The Princeton team breaks the problem down by noting that global carbon dioxide emissions need to capped at roughly current levels through the middle of the century and then steadily reduced to stabilize CO_2 concentrations at 500 parts per million (the current concentration is 370 parts per million). New technologies may be needed to achieve the reductions have 2050, according to the authors, but for the next 50 years available technologies can be deployed more widely to offset the growth in emissions that would otherwise be expected. No one approach can solve the problem by itself, but a portfolio of emission reduction "wedges" from measures such as hybrid cars, wind power, geological carbon dioxide storage, and reforestation add up to a feasible pathway to carbon dioxide stabilization.

- For more information: *Science* Magazine

Dissolving Corals
Feely et al., *Science* 2004 305: 362-366
(July 16, 2004)

Coral reefs are in serious jeopardy due to carbon dioxide emissions and global warming. Severe bleaching has been observed in reefs throughout the tropics due to excessively warm ocean temperatures and other environmental stresses. In addition, new research shows that carbon dioxide is a direct threat to corals because ocean water becomes more acidic (lower pH) as it absorbs some of the CO_2 emitted by power plants, automobiles and other sources. At high enough concentrations carbonic acid (CO_2 dissolved in water) dissolves calcium carbonate, the basic building block of coral reefs, but CO_2 concentrations are not expected to get that high during this century. Nonetheless, researchers have found that the rate at which ocean organisms, including corals, can build calcium carbonate structures decreases with rising CO_2 concentrations well before this point is reached. With corals already suffering from rising temperatures, the additional stress of falling pH could push them over the edge.

- For more information: *Science* Magazine

Heat Advisory: How Global Warming Causes More Bad Air Days
Patz, et al.
(July 2004)

A new analysis by some of the nation's top medical experts projects that hotter temperatures caused by global warming will speed formation of the lung-damaging pollution commonly known as smog, significantly reducing the number healthy air days enjoyed by residents in more than a dozen U.S. cities in coming summers. That means more people will have to restrict outdoor activities, while those with asthma and other respiratory troubles face increased risk to their health. The deteriorations in air quality examined in the report are due strictly to rising summer temperatures, and do not take into account changing emissions of ozone-forming pollutants from cars and other sources. These emissions are expected to decline significantly over the next several years as air pollution standards set during the 1990s take full effect, but could rebound after that if further controls are not put into place. By mid-century, if global warming is not curtailed and ozone precursor emissions are the same as they were in the mid-1990s, people living in 15 cities in the eastern United States would see, on average, a 60 percent increase in the number of days when ozone levels exceed the health-based air quality standard set by the EPA (using an eight-hour measurement) and a doubling of "red alert" air quality days from two per summer today to four per summer. Correspondingly, residents would see a 20 percent drop in the number of summer days with "good" air from an average of 50 days per summer to 40 days per summer.

- For more information: Full report

Satellite Data Confirms Climate Change
Nature 2004 429:7
(May 2004)

Scientists at the University of Washington and the Air Resources Laboratory of the National Oceanic and Atmospheric Administration found that satellite measurements of lower atmospheric temperatures show as much global warming as surface temperature measurements when the data are analyzed correctly. The team made the discovery using a new technique for separating the signals originating from the lower and upper atmosphere. Previous efforts to measure temperature trends using satellites suggested that the lower atmosphere is warming more slowly than the earth's surface and have been repeatedly cited by global warming skeptics. The new study found that the upper atmosphere is cooling apparently due to increased heat trapping in the lower atmosphere and stratospheric ozone depletion.

- For more information: *Nature* website, "Climate Change" study.

Inside the Greenhouse: The Impacts of CO2 and Climate Change on Public Health in the Inner City
Harvard Medical School
(April 2004)

A new report from the Center for Health and the Global Environment at Harvard Medical School shows that residents of the inner city are particularly vulnerable to the effects of climate change and global warming. The most direct threat is from heat waves. Exposure to excessive heat caused over 8,000 deaths in the United States between 1979 and 1999, and the incidence of heat waves is expected to double by the middle of this century if heat-trapping pollution is not curtailed. Higher temperatures also elevate the level of ozone smog in urban areas, which contributes to excess mortality and triggers more asthma attacks. In addition, higher concentrations of carbon dioxide, the primary heat-trapping pollutant that causes global warming, has been shown to increase the formation of allergenic pollen, which may increase the incidence of asthma and respiratory allergies.

- For more information: Full report

Climatology: Threatened Loss of the Greenland Ice-Sheet
Nature 2004 428: 616
(April 2004)

Unless heat-trapping emissions are reduced substantially, Greenland is likely to warm by at least 3 degrees Celsius by the year 2100, enough to trigger the complete and irreversible meltdown of the Greenland ice sheet, reported scientists in the April 8 issue of Nature. The Greenland ice sheet is second in size only to Antarctica, and its complete meltdown could raise the global average sea level by 7 meters (23 feet). While the complete collapse of the Greenland ice sheet could take as long as 1,000 years, that process could become inevitable by the end of this century.

- For more information: *Nature* website, "Greenland Ice-Sheet" study.

Defusing the Global Warming Time Bomb
Scientific American
(March 2004)

In the face of clear evidence that the earth's energy balance has already been altered by pollution, Dr. James Hansen remains optimistic about our ability to prevent dangerous global warming if we act now. The Director of the NASA Goddard Institute for Space Studies wrote in the March issue of *Scientific American* that global warming can be controlled if we begin earnestly to improve our energy efficiency and increase our use of renewable energy sources. Any delay would be dangerous, Hansen argues, because an additional warming of merely one degree Celsius could be enough to trigger the eventual disintegration of ice sheets in Greenland and parts of Antarctica.

- For more information: Scientific American website

Global Warming: The Imperatives for Action from the Science of Climate Change
Sir David King, Chief Scientific Adviser to the U.K. Government; Address to the AAAS
(February 2004)

Sir David King, the chief scientific adviser to the British Government, sounded a similar note of urgency when he delivered a plenary address at the American Association for the Advancement of Science (AAAS) Annual Meeting in Seattle on Feb 13. The British government has committed to reducing its emissions of heat-trapping gases by 60 percent from 1990 levels by mid-century and is urging other industrialized countries to adopt the same goal. Sir David emphasized that the international community needs to work together immediately, not only to stabilize the level of heat-trapping greenhouse gases, but also to develop alternative technologies in order to move away from our dependence on fossil fuels.

In his article published in the January 9, 2004, issue of *Science* Sir David brings optimism by pointing out that reducing carbon emissions "does not necessarily make us poorer. Between 1990 and 2000, Great Britain's economy grew by 30 percent, employment increased by 4.8 percent, and our greenhouse gas emissions intensity fell by 30 percent." However, he stressed that delaying action will only make it "more disruptive and more expensive" to deal with global warming.

- For more information: British Embassy website

The Effects of Climate Change on Water Resources in the West
Climatic Change 62 (1-3): 1-11
(January 2004)
As the West Goes Dry
Science 2004 303: 1124-1127
(February 2004)

The American West will have more wintertime floods and summertime droughts if the climate continues to warm, according to scientists reporting in the January issue of the journal *Climatic Change*. Over the past 50 years, total snow accumulation in some locations in the Cascade Mountains in Oregon and Washington has dropped by 60 percent while spring melt is occurring earlier, with spring runoff in streams throughout California's Sierra Nevada running as much as three weeks earlier than it did in 1948.

Researchers predict that over the next 50 years, precipitation over the Cascades and the Sierra Nevada will fall more as rain than snow in winter, leading to a further decrease in snow accumulation by 30 percent to 40 percent and an increased risk of wintertime floods.

Throughout the West, higher temperatures will decrease snowpack and cause spring runoff to start 30 to 40 days earlier than it does today. A smaller snow reservoir and earlier spring runoff mean that there will be less water to last through the summer. According to an article published in the February 20, 2004, issue of *Science*, drier summers are predicted to cause farmland values to drop by more than 15 percent in California. Fire danger is also expected to soar, doubling the mean area burned over the next 80 years.

- For more information: *Climatic Change* website, article abstract; *Science* Magazine website, article abstract

NOAA 2003 Climate Report
National Oceanic and Atmospheric Administration
(January 2004)

The most recent data show that 2003 tied 2002 as the second hottest year on record, following 1998. The five hottest years have all occurred since 1997 and the 10 hottest since 1990. Extreme heat waves caused more than 20,000 deaths in Europe and more than 150(deaths in India during 2003.

- For more information: Full report

Extinction Risk from Climate Change
Nature 2004 427:145-148
(January 2004)

This study, the first comprehensive assessment of the extinction risk from global warming, found that more than 1 million species could be committed to extinction by 2050 if global warming pollution is not curtailed. This ranks global warming alongside direct habitat destruction as the greatest threats to global biodiversity. The 19-member research team featured expertise on ecosystems in five diverse regions: Mexico's Chihuahuan Desert; Amazonia; Europe; South Africa's Cape Floristic Region; and Queensland, Australia. The scientists used information on the climate tolerances of species and the well-known relationship between species diversity and habitat area to project the effects of global warming under various assumptions. Their mid-range estimates indicated that 24 percent o existing species would eventually become extinct due to climate change projected to occur by 2050. Fortunately this risk could be significantly reduced by acting soon to reduce emissions of carbon dioxide and other heat-trapping gases, according to the study.

- For more information: *Nature* website, abstract of "Extinction Risk" study

Studies By Year: [Intro] [2005] [2004] [2003] [2000 to 2002]

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Global Warming

Global Warming Science: An Annotated Bibliography

A summary of recent findings on the changing global climate.

STUDIES BY YEAR: [Intro] [2005] [2004] [2003] [2000 to 2002]

Modern Global Climate Change

Science 2003 302: 1719-1723
(December 2003)

Two prominent U.S. government scientists, Dr. Thomas Karl of the National Atmospheric and Oceanic Administration and Dr. Kevin Trenberth of the National Center for Atmospheric Research, published a paper in the December 5th issue of *Science* concluding that human influences are the dominant factor in recent global warming and that "in the absence of climate mitigation policies . . . the likely result is more frequent heat waves, droughts, extreme precipitation events and related impacts [such as] wildfires, heat stress, vegetation changes and sea-level rise."

- For more information: Abstract | Full Text

Human Impacts on Climate

American Geophysical Union
(December 2003)

The American Geophysical Union, the largest scientific organization of earth scientists, issued a new position statement on December 16th, concluding that "Scientific evidence strongly indicates that natural influences cannot explain the rapid increase in global near-surface temperatures observed during the second half of the 20th century." The drafting committee for this consensus statement included John Christy, whose work to measure atmospheric temperatures using satellites is often cited by global warming naysayers.

- For more information: Full statement on climate change

Offsetting the Radiative Benefit of Ocean Iron Fertilization by Enhancing N_2O Emissions

Geophysical Research Letters, vol. 30, no. 24, 2249
(December 2003)

In recent years, researchers have been looking for ways to remove carbon dioxide from the atmosphere and sequester it somewhere where it cannot contribute to global warming. One hypothesis has been that "fertilizing" the ocean with extra iron would stimulate phytoplankton in the ocean to absorb more carbon dioxide through photosynthesis. Adding iron to the ocean will not reduce global warming, however, according to a paper by Xin Jin and Nicolas Gruber in the December 15, 2003, issue of *Geophysical Research Letters.* As phytoplankton remove extra carbon dioxide from the atmosphere in response to iron fertilization, they also release nitrous oxide, a much more powerful greenhouse gas, which offsets any benefits from absorbing carbon dioxide.

- For more information: Geophysical Research Letters website

An Abrupt Climate Change Scenario and Its Implications for United States National Security
U.S. Department of Defense
(October 2003)

This Defense Department study, obtained by the media in February 2004, looked at the impact of abrupt climate change on national security. Abrupt climate change is a worst-case scenario, which scientists consider a plausible, though uncertain, consequence of global warming. It draws heavily from a National Academy of Sciences report published in 2002 which said the likelihood of crossing a threshold that triggers abrupt climate change grows when the climate is pushed hardest by rapid loading of the atmosphere with heat-trapping pollution.

The authors of the report ordered by the Pentagon say that such a scenario could lead to global food and water shortages that would drive widespread migrations and border conflicts worldwide. While scientists believe this extreme scenario has a low probability, the serious economic, health, and environmental effects expected from mainstream mid-range global warming forecasts are much more certain and fully support prompt action to cut heat trapping emissions. The very high consequences that would result from the scenarios reported to the Pentagon reinforce the importance of action now to reduce these emissions

- For more information: Report on Environmental Media Services website

Fingerprints of Global Warming on Wild Animals and Plants
A Globally Coherent Fingerprint of Climate Change Impacts Across Natural Systems
Nature v. 421: 37-42; 57-60
(January 2003)

The relatively small global warming that has occurred to date has already changed the habits or forced significant shifts in the range of many species of birds, insects, fish and plants, according to the authors of these two studies published in the prominent scientific journal *Nature*. Such altered habits and forced moves – to everything from English butterflies, California Starfish, Estonian birds, and Alpine herbs, could seriously disrupt a wide array of ecosystems, the studies' authors said. On average, the species' geographic ranges have shifted toward the poles at a rate of 4 miles per decade and the species' spring events have shifted earlier by 2 days per decade. The breadth of data covered in the reports allowed the authors to express their findings with a far greater certainty than they could have a decade ago, they said.

The news is especially alarming considering such shifts have occurred with an average increase of only 1 degree Fahrenheit over the last century. "If we're already seeing such dramatic changes [among species], it's really pretty frightening to think what we might see in the next 100 years," Dr. Terry L. Root, a Stanford University ecologist and lead author of one of the reports, told *The New York Times*.

Scientists predict average global temperatures during the 21st century could jump as much as 10 degrees if we do not cut emissions of the heat-trapping gases that cause global warming. The studies provide the latest compelling evidence that we must cut emissions of heat-trapping gases like carbon dioxide to avoid widespread ecological disruption. They were conducted by researchers at Stanford, Wesleyan and the University of Texas, among others.

- For more information: *Nature* website, abstract of "Fingerprints" study; abstract of "Globally Coherent" study

---

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1934 Act, Section 14(a)
Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10)

December 27, 2006

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by David Ortman on Behalf of The Sierra Club

Ladies and Gentlemen:

On behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), I have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareholder proposal and statement of support submitted on behalf of The Sierra Club (the "Proponent") by Mr. David E. Ortman, the Proponent's representative ("Mr. Ortman"), for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. The proposal and supporting statement are collectively referred to as the "Proposal."

I respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2007 proxy materials. I am sending a copy of this letter to Mr. Ortman as formal notice of the Company's intention to exclude the Proposal from its 2007 proxy materials.

The Proposal reads:

THEREFORE, THE SHAREHOLDERS RESOLVE that Great Plains shall prepare a financial analysis, at reasonable cost and omitting proprietary information, of the impact of a $20 tax per ton of CO2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective. The report should be made available to shareholders by July 15, 2007, and shall be included in the next Annual Report thereafter.

Description of the Company

The Company is a holding company and does not own or operate any significant assets other than the stock of its subsidiaries. Its two operating subsidiaries are Kansas City Power & Light Company ("KCP&L"), an integrated regulated electric utility, and Strategic Energy, L.L.C. ("Strategic Energy"), which provides competitive electricity supply services in certain electricity markets that offer retail choice. KCP&L owns and operates electric generation, transmission or distribution facilities; Strategic Energy does not. Substantially all of the air emissions associated with the Company's consolidated operations are attributable to KCP&L operations.

Reasons for Excluding the Proposal

Great Plains believes that the Proposal may properly be excluded from its 2007 proxy materials because (i) the Proponent has not demonstrated its eligibility to submit the Proposal, (ii) the Proposal relates to the ordinary business operations of the Company, and (iii) the Company has substantially complied with the Proposal.

I. The Proponent Has Not Demonstrated Its Eligibility to Submit the Proposal.

Rule 14a-8(b) requires proponents to satisfy certain eligibility requirements in order to submit a proposal for inclusion in a company's proxy materials for a shareholder meeting. Rule 14a-8(b)(1) requires a proponent to be a security holder and to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year on the date the proponent submits the proposal. Rule 14a-8(b)(2) provides that the proponent bears the burden of demonstrating compliance with the eligibility requirements in Rule 14a-8(b)(1).

Mr. Ortman submitted the Proposal to the Company on behalf of the Proponent via e-mail on November 16, 2006. In a note preceding the Proposal, Mr. Ortman wrote that "[t]he proponent meets the federal requirements, intends to hold the requisite shares through the annual meeting, and appear through an agent at the 2007 annual meeting." See Exhibit A.

Because this statement did not demonstrate the Proponent's eligibility to submit the Proposal, and because the name of the Proponent did not appear in the Company's records as a shareholder of record, the Company sent a timely notice by email to Mr. Ortman on November 22, 2006, requesting verification of the Proponent's eligibility.[1] See Exhibit B. The Company received no electronic indication that the email was not delivered to Mr. Ortman's email address. In the notice, the Company requested information from the record holder of the Proponent's shares of Great Plains common stock in order to verify that the Proponent continuously held the required

[1] The Company is unaware of any authority or guidance holding that notices to proponents cannot be sent by email. Rule 14a-8 requires only that the notice must be "received" by the proponent. The Company also notes that in Sky Financial Group, Inc. (December 20, 2004), the company's Rule 14a-8 notices to the proponent were sent by email.

amount of common stock for at least one year as of November 16, 2006, the date the Proposal was submitted to the Company. The Company attached a copy of Rule 14a-8 to the notice. The Company also subsequently sent a copy of the notice by courier, which was delivered on November 30, 2006.

Mr. Ortman responded to the Company notice, which was sent by email on November 22, by registered mail postmarked on December 9, 2006 – 17 days after notice was sent to Mr. Ortman by email. See Exhibit C. Mr. Ortman's response was not postmarked or transmitted electronically within the 14 day period mandated by Rule 14a-8(f). The Staff has strictly construed and enforced the deadlines set out in the proxy rules, and has permitted companies to exclude proposals for which the proponents had not complied with those deadlines. See, e.g., Nationwide Financial Services, Inc. (Feb. 21, 2006) (granting relief where verification of share ownership was postmarked three days after 14 day response period expired).

Accordingly, the Proposal is excludable under Rule 14a-8(f).

II. The Proposal Relates to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) provides that a company may omit a proposal if it "deals with a matter relating to the company's ordinary business operations." Day-to-day business matters that do not involve significant social policy issues pertain to a company's ordinary business operations.

The Proposal requests that Great Plains evaluate and report on the impact on its financial results, over a ten-year period, of a hypothetical tax related to CO_2 emissions. The Proponent's supporting statement repeatedly stresses the need for utilities, such as the Company, "to explicitly account for the financial risk associated with greenhouse gas emissions," to take into account their "current and future financial exposure" to a carbon tax, and to "begin planning to mitigate the financial impacts" of such a tax.

It is well established that proposals such as this, which seek an evaluation of risks or liabilities that a company faces, relate to ordinary business operations and, therefore, are excludable under Rule 14a-8(i)(7). See, e.g., The Dow Chemical Company (Feb. 23, 2005) (granting relief where the proposal sought a report describing the impacts that outstanding Bhopal issues could pose on the company, its reputation, its finances and its expansion in Asia and elsewhere); Xcel Energy, Inc. (Apr. 1, 2003) (granting relief where the proposal sought a report on the economic risks associated with past emissions of specified substances and the company's public stance regarding efforts to reduce such emissions and the economic benefits of committing to a substantial reduction of such emissions).

Further, in Staff Legal Bulletin No. 14C (June 28, 2005), the Staff stated that:

"[t]o the extent that a proposal and supporting statement focus on the company engaging in

an internal assessment of the risks and liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

I believe that the Proposal falls clearly within the guidance of Staff Legal Bulletin No. 14C as well as the Xcel line of letters because it relates to the Company's internal assessment of certain financial risks or liabilities that it may face – the impact on its financial results of a possible CO_2 tax resulting from the effects of its operations on the environment. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

III. The Company Has Substantially Complied with the Proposal

Rule 14a-8(i)(10) provides that a company may omit a proposal if the company "has already substantially implemented the proposal". The Company will issue, on or before December 31, 2006, an "Environmental Report Assessing the Impact of Carbon Dioxide Regulation on KCP&L's Comprehensive Energy Plan" (the "Environmental Report") that goes beyond the simplistic internal analysis called for by the Proposal, and believes the Proposal is excludable under this Rule. The Environmental Report will be publicly available on or before December 31, 2006, at www.kcpl.com.

In response to a shareholder proposal submitted last year by The City of New York Office of the Comptroller (which was subsequently withdrawn), the Company committed to prepare and make publicly available an environmental report no later than the end of this year. The Company agreed (i) to request and consider input from Ceres regarding the content of the report, (ii) to include data on past air emissions of sulfur dioxide, nitrogen oxide, carbon dioxide and mercury and to establish air emission goals for future years, (iii) to explicitly discuss carbon dioxide emissions from KCP&L generation facilities, including KCP&L's carbon dioxide profile, and how KCP&L's strategic planning addresses the effects associated with potential greenhouse gas emissions regulation, and (iv) to include an assessment of integrated gasification combined cycle technology with carbon capture and storage capability.

In 2004, KCP&L initiated a collaborative planning process that led to its Comprehensive Energy Plan (the "CEP"). Elements of the CEP include new coal and wind-powered electric generation, environmental retrofit projects, infrastructure improvements, and efficiency, affordability and demand response programs. The regulatory plan associated with the CEP was approved by KCP&L's state regulators in 2005.

As part of the Environmental Report, KCP&L examined whether changes in key drivers and uncertainties would lead to different recommendations than those contained in the CEP. The key drivers and uncertainties examined included revised projections of electricity demand, fuel prices and environmental allowance prices, updated capital and operating costs for new capacity

alternatives, and changes in tax laws. Fourteen different investment plans were evaluated. As the cost that future carbon dioxide regulations depends entirely on policy choices that have not yet been made (including whether the regulations will impose a tax), the Company believes that the arbitrary, fixed, carbon dioxide tax amount contained in the Proposal is inappropriate. Rather, reflecting the current uncertainty surrounding potential carbon dioxide prices, the Company developed four carbon dioxide price scenarios with different starting dates and escalation rates, and with starting prices between \$3/ton and \$22/ton (see Section 6.2 of the Environmental Report). Please note that the ranges of three of the carbon dioxide price scenarios do include the \$20/ton carbon tax referenced in the Proposal.

KCP&L evaluated the various investment plans based on their impact on rates charged to KCP&L customers. The specific criterion used was the present value of the revenue requirement that would recover all KCP&L's allowable costs, including a return on investment. The results of this analysis are contained in Section 7 and Appendix E of the Environmental Report. The analysis confirmed that the CEP remains the choice that provides electricity to customers at the lowest reasonable cost under all but one carbon dioxide price scenario.

In order to exclude a proposal on this basis, a company need prove only that the company has taken sufficient action to address the specific concerns raised by the proposal. See, e.g., Xcel, supra. Accordingly, the Proposal is excludable under Rule 14a-8(i)(10).

* * *

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the May 1, 2007 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

Enclosures

cc: Mr. David E. Ortman (w/encl.)

GREAT PLAINS ENERGY

November 22, 2006

VIA E-MAIL (deortman@msn.com)

Mr. David E. Ortman
Sierra Club
Corporate Accountability Committee
Chair, Shareholder Action Task Force c/o 7043 22nd Ave. N.W.
Seattle, WA 98117

Re: Shareholder Proposal of The Sierra Club

Dear Mr. Ortman:

This letter acknowledges receipt of your e-mail dated November 16, 2006 requesting that Great Plains Energy Incorporated include a resolution of The Sierra Club in its proxy statement for its 2006 annual meeting.

In order to have a proposal included in a company's proxy statement, the proponent must meet the eligibility and procedural requirements under rules of the Securities and Exchange Commission ("SEC") relating to shareholder proposals. One of those requirements is that the proponent show proof that it continuously held, for a period of at least one year by the date it submits its proposal, at least $2,000.00 in market value, or 1%, of the company's securities entitled to vote on the proposal at the shareholder meeting. The proposal you submitted did not include any of the required proof of The Sierra Club's ownership of the common stock of Great Plains Energy.

It appears that The Sierra Club may hold its shares through a brokerage firm or bank, as our records do not show that The Sierra Club is a record holder of common stock of Great Plains Energy. We do not have access to information that would allow us to verify that The Sierra Club meets the ownership requirement under the SEC's rules.

Therefore, please send me a record from The Sierra Club's brokerage firm or bank (or other nominee) verifying that The Sierra Club has continuously held the required amount of common stock of Great Plains Energy for at least the one-year period ending November 16, 2006. Please also send us evidence that you have been appointed as proxy for The Sierra Club.

Please send this information to me either by e-mail or regular mail at my e-mail or the mailing address shown above. Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or Great Plains Energy will be entitled to exclude the proposal of The Sierra Club from its proxy statement pursuant to the SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery.

For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Sincerely,

Mark G. English
General Counsel and Assistant Corporate Secretary

Attachments

GREAT PLAINS ENERGY

1934 Act, Section 14(a)
Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10)

January 17, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Plains Energy Incorporated: Omission of Shareholder Proposal Submitted by David Ortman on Behalf of The Sierra Club

Ladies and Gentlemen:

I have previously submitted a letter dated December 27, 2006, on behalf of Great Plains Energy Incorporated (the "Company" or "Great Plains"), requesting that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the referenced Proposal from its 2007 proxy materials. The Proponent submitted a letter dated January 9, 2007, contesting the Company's reliance on Rules 14a-8(f) and 14a-8(i)(7). The Proponent's letter did not address the Company's reliance on Rule 14a-8(i)(10), and thus this letter will not repeat the reasons why the Proposal is excludable under that Rule.

Rule 14a-8(f)

As we have stated in prior letters on this Proposal, we received no electronic indication that the November 22, 2006, email to Mr. Ortman was not received. The Proponent's January 9, 2007, letter attaches a "failure notice"; please note (a) that the "failure notice" is not related to the November 22, 2006, email to Mr. Ortman, and (b) no such "failure notice" or any other notice indicating non-delivery of the email was received by the Company.

Rule 14a-8(i)(7)

While the Proponent's supporting statement and January 9, 2007, letter discusses "significant social policy issues", the Proposal is only for an internal evaluation of economic risk – the impact on the Company's financial results in the hypothetical situation where a \$20/ton carbon dioxide tax is imposed.

The Proponent's letter candidly admits that:

> "The Sierra Club resolution calls for a straight forward financial analysis of the impact to the company of a $20 tax per ton of CO2."

The Proponent attempts to argue that the risk of a carbon dioxide tax is "outside [the Company's] ordinary business", and thus its Proposal is not excludable under Rule 14a-8(i)(7). The Proponent misapprehends that what it actually requests – an internal financial analysis of the impact of a carbon dioxide tax on the Company – is an evaluation of risk to the Company and is excludable under the Rule. The Proposal does not request the Company to address a significant policy issue. Rather, it focuses on the financial consequences to the Company arising from the imposition of a carbon dioxide tax.

That the Proposal is excludable under Rule 14a-8(i)(7) is clearly supported by Staff Legal Bulletin 14C:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

Recent no-action letters support the Company's position as well. See, e.g., Hewlett-Packard Company (Dec. 12, 2006) (exclusion of a proposal for a report on the development of the company's policy concerning greenhouse gas emissions, discussing scientific, economic and other relevant information, and internal corporate procedure involved in formulating such policy, and costs and benefit to the company of such policy); Wachovia Corporation (Jan. 28, 2005) (exclusion of a proposal requesting a report on the effect on Wachovia's business strategy of the risks created by global climate change, including a discussion of the effects of rising public and regulatory pressures to limit the emission of greenhouse gases and changes in the physical environment); Xcel Energy, Inc. (Apr. 1, 2003) and Cinergy Corp. (Feb. 5, 2003) (exclusion of a proposal seeking a report on the economic risks associated with past, present and future emissions of carbon dioxide, sulfur dioxide, nitrogen oxide and mercury emissions and the economic benefits of committing to a substantial reduction of those emissions related to current business activities).

Accordingly, based upon the analysis and precedents contained in our letters to you on this matter, we believe that the Proposal may be properly excluded from our 2007 proxy materials under Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(10).

I would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its mid-March proxy material mailing deadline for the May 1, 2007 Annual Meeting of Shareholders. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary

cc: Mr. David E. Ortman

SIERRA CLUB
FOUNDED 1892

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
WA D.C. 20549

February 22, 2007

RE: Great Plains Energy: Opposition to Omission of Shareholder Proposal Submitted by the Sierra Club:

Dear SEC:

On January 9, 2007, the Sierra Club provided a response in opposition to the request contained in Great Plains Energy's (GPX) letter, dated December 27, 2006, that no action be taken by the SEC if Great Plains omits the Sierra Club's shareholder resolution. GPX submitted a follow-up letter to the SEC, dated January 8, 2007, restating its objections based on Rule 14a-8(f) [failure to provide evidence of stock ownership within 14 days of Company notice]; Rule 14a-8(i)(7) [ordinary business operations]; and Rule 14a-8(i)(10) [substantial compliance].

The Sierra Club's letter to the SEC, dated January 9, 2007, addressed these concerns. On February 15, 2007, we received a copy of GPX's opposition statement to our shareholder resolution (see enclosed). This opposition statement references a GPX environmental report, published in December 2006, assessing the impact of carbon dioxide on KCP&L's (Great Plains Energy) comprehensive energy plan and asserting that GPX has substantially complied with the Sierra Club resolution requesting "a financial analysis, at reasonable cost, and omitting proprietary information, of the impact of a $20 tax per ton of CO2 emitted on projected Great Plains financial results for a period of 10 years after such a tax is effective."

GPX can not have it both ways. It can not claim that the resolution interferes with its ordinary business operations [Rule 14a-8(i)(7)] and at the same time claim that it has substantially complied with the resolution [Rule 14a-8(i)(10). GPX appears to accept the fact that climate change/global warming is a significant social and environmental policy issue and that it must "carry out programs that reduce our carbon dioxide emissions" (Statement in opposition to Sierra Club Resolution, page 2). The GPX December 2006, environmental report does not, however, substantially comply with the Sierra Club resolution.

The environmental report focuses on potential impacts to GPX ratepayers. It does not address potential impacts to GPX shareholders and, therefore, does not address the primary question which our resolution directs GPX to answer: "What will be the impact of a $20 tax per ton of CO2 emitted on projected Great Plains financial results?" Also, it makes a number of questionable assumptions.

The environmental report assumes that the amount of electricity to be sold by GPX will not decline with higher rates that result from a carbon tax; assumes that any charges to the company for the emissions of CO2 will be covered by higher rates rather than by the shareholders; and does not adequately cover all possible generating options (e.g., concentrating solar generation and use of biofuels are not mentioned in the body of the report although they are given slight mention in Appendix B). It assumes that carbon taxes could not possibly begin before 2012, and devotes most of the analysis to an assumption that they will not begin until 2015. This is a highly questionable set of assumptions given recent scientific reports about the effects of global warming occurring faster than expected and the recent decision of the EU to aggressively reduce CO2 emissions due to the realization that climate change/global warming must be addressed soon.

If regulators do not allow charges for emitting CO2 to be added to rates, but rather rule that shareholders must absorb such charges, that scenario may have a serious adverse impact on shareholders and the financial health of GPX, as it typically emits over 20 million tons of CO2 per year, and will emit even more once the new Iatan II plant goes into service. Shareholders should be provided information on this and other potential impacts on the company's financial status from a carbon tax, such as declining sales of electricity should the price of electricity rise. The environmental report contains many words about the potential for rates being affected by carbon taxes, but virtually nothing about the potential for adverse impacts on the company's financial health or to its shareholders from a carbon tax. Shareholders deserve to have this information.

The Sierra Club again requests that the SEC notify GPX that it may not omit the Sierra Club's resolution.

Sincerely,

David E. Ortman
Chair, Shareholder Action Task Force
Sierra Club
c/o 7043 22nd Ave N.W.
Seattle, WA
(206) 789-6136 tel/fax
deortman@msn.com

Encl. GPX Opposition Statement

cc: Great Plains Energy

THE BOARD OF DIRECTORS OPPOSES THIS SHAREHOLDER PROPOSAL AND RECOMMENDS A VOTE AGAINST ITEM 4 FOR THE FOLLOWING REASONS:

The Board recommends a vote against this shareholder proposal because we have already published, in December 2006, an environmental report assessing the impact of carbon dioxide regulation on KCP&L's comprehensive energy plan. We believe the relatively simplistic analysis called for in the shareholder proposal would not provide any better information to our shareholders. The Company's planning process already considers potential carbon dioxide regulation, and we have already made substantial investments in wind-powered generation and programs to reduce carbon dioxide emissions.

We are committed to sound environmental practices.

We have been committed to sound environmental practices for many years, and we strive to be a leader in providing clean and affordable energy to our region for years to come. That commitment has driven KCP&L's comprehensive energy plan, a highly visible demonstration of our pledge to protect and preserve our environment, while responsibly meeting our region's future energy needs.

We have committed to the following principles:

- We recognize that, in the production and delivery of electricity, we impact the environment. Therefore, we strive to minimize the impact to the air, water, earth and its inhabitants.
- We recognize that, in the production of energy, we draw resources from the environment and we will use them carefully and efficiently. We will give careful consideration to the use of renewable resources.
- Our customers expect us to provide electric service with minimal environmental impact. We will strive to uphold that trust and expect to seek the same commitment from our suppliers and work with our customers to see that electricity is used in an efficient and responsible manner.
- We will minimize the creation of waste, promote recycling whenever possible, and use safe and responsible disposal methods.
- We will ensure that personnel at all levels understand their respective responsibilities in the implementation of these environmental principles.
- Finally, we will study the impact of our operations on the environment and provide accurate, timely and easily understandable information to our employees, customers, shareholders and community regarding these impacts.

Our environmental commitment drives our comprehensive energy plan.

Our 2005-2010 comprehensive energy plan (the "Plan") is a highly visible demonstration of our pledge to protect and preserve our environment, while responsibly meeting our region's future energy needs. Through a unique and highly collaborative process in 2004 and 2005 that included employees, customers, environmentalists, industry experts, regulators, community leaders and other utilities, we developed a plan that produces benefits for all stakeholders. The Plan includes new electricity generation from coal and wind; environmental upgrades at existing generation facilities; investments in affordability and efficiency programs; development of new technologies and applications for demand response programs; and transmission and distribution network improvements. Many of these elements, including wind generation, energy efficiency programs and accelerated environmental upgrades, were added as part of the collaborative process. Our 100MW Spearville Wind Energy Facility went into service in 2006. We are well underway in constructing the Plan's environmental upgrades (which will reduce emissions of sulfur dioxides, nitrogen oxides and mercury) and implementing energy efficiency and demand response programs.

We have published an environmental assessment that shows our comprehensive energy plan remains the choice that provides electricity to customers at the lowest reasonable cost.

Our environmental assessment of the Plan is available at www.kcpl.com. In the assessment, we examined whether changes in key drivers and uncertainties would lead to different recommendations than those contained in the Plan. The key drivers and uncertainties examined included revised projections of electricity demand, fuel prices and environmental allowance prices, updated capital and operating costs for new capacity alternatives, and changes in tax laws. Fourteen different investment plans were evaluated. As the cost of future carbon dioxide regulations depends entirely on policy choices that have not yet been made (including whether the regulations will impose a tax), we believe that an arbitrary, fixed, carbon dioxide tax amount (such as contained in the shareholder proposal) is inappropriate for this analysis. Rather, reflecting the current uncertainty surrounding potential carbon dioxide prices, we developed four carbon dioxide price scenarios with different starting dates and escalation rates, and with starting prices between $3/ton and $22/ton.

We evaluated the various investment plans based on their impact on rates charged to KCP&L customers. The specific criterion used was the present value of the revenue requirement that would recover all KCP&L's allowable costs, including a return on investment. The analysis confirmed that the Plan remains the choice that provides electricity to customers at the lowest reasonable cost under all but one carbon dioxide price scenario.

We already include, and will continue to include, environmental considerations in our planning, and to carry out programs that reduce our carbon dioxide emissions.

As our Plan pushed our thinking five years into the future, we are preparing to examine the time frame beyond 2010. In 2007, we will begin an expansive and participatory dialogue about the right next steps to proactively identify and address the needs of our stakeholders. Our commitment to the environment will be a key driver in this planning process, as it was for our 2005-2010 Plan.

Energy efficiency programs are a core element of our current and future plans. We project that our energy efficiency programs will avoid about 54,000 tons of carbon dioxide emissions through 2007, and about 30,000 tons per year after that. We are a member of the EPA "Green Lights" program, which encourages the installation of energy-efficient lighting technologies. We are also a member of the UtiliTree Carbon Company, an industry-sponsored company that has a portfolio of forestry projects to manage carbon dioxide.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST ITEM 4. PROXIES SOLICITED BY THE BOARD WILL BE VOTED AGAINST THIS SHAREHOLDER PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 27, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2006

The proposal states that the company shall prepare a financial analysis of the impact of a $20 tax per ton of CO_2 emitted on projected company financial results for a period of 10 years after such a tax is effective and make the report available to shareholders by July 15, 2007.

There appears to be some basis for your view that Great Plains may exclude the proposal under rule 14a-8(i)(7), as relating to Great Plains' ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Great Plains omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Great Plains relies.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END